Exhibit 99.3

Stealth Gas Inc

New era in environmentally friendly transportation of gas

ANNUAL REPORT

2013

Company Profile

STEALTHGAS INC. is an international provider of seaborne transportation services primarily to the liquefied petroleum gas sector (LPG). Our vessels carry various petroleum and petrochemical gas products in liquefied form such as, propane, butane, butadiene, iso propane, propylene and vinyl chloride monomer, which are all byproducts of natural gas and crude oil. Furthermore, the company owns three M.R. Product Carries and therefore has a presence in the transportation of products such as aviation fuel, vegetable oil and gasoline, as well as crude oil through its ownership of one Aframax tanker.

The Company owns and operates the world’s largest independently owned Handy Sized LPG carrier fleet in the 3,000 to 8,000 cubic meter range.

Currently, the Company owns forty [40] Handy Sized LPG carriers following the delivery of seven modern and Newbuilding LPG carriers in 2013 and 2014. Furthermore, the company is also expecting the delivery of seventeen[17] Newbuilding LPG carriers from, 2014 through 2017.

The Company also owns three Medium Range Product Carries and one Aframax tanker employed on long term time and bareboat charters.

2013 Operating Highlights

Took delivery of five modern LPG carriers.

Voyage revenues amounted to $121.4 million from voyage revenues of $119.2 million for the twelve months ended December 31, 2012.

Expanded the asset base to $851 million from $713 million in 2012.

Secured our earning visibility to 74% for 2014 and 50% for 2015.

Concluded 181ongterm charters, securing revenues of over $80 million.

Maintained conservative leverage with the net debt to Capital ratio of 31% at fiscal year end.

Fleet utilization steady at 98.6%.

Chairman’s Statement

Dear Shareholders,

It is with great pleasure that I write to you as Chairman of StealthGas Inc after a successful year for the Company in the backdrop of a period when the global economy was in transition, where leading economies after years of reporting slower growth at last showed strength, in contrast to the fast-growing emerging markets that appeared to be losing momentum.

In 2013 the shipping industry faced continuous challenges related to oversupply of tonnage in major shipping markets, affecting freight rates and asset values. In addition, high bunker oil prices also increased running expenses in our spot tonnage. As the global maritime industry still remains under pressure, we have witnessed some financiers exiting the shipping industry while others, fund managers in particular, amplified the problem of oversupply of tonnage by over ordering certain types of ships when herding into new-building contracts following the fourth quarter freight market strength.

Remarkably in such an environment, the Company stood out, presenting a steady top line growth quarter-on-quarter and on a year-on-year basis. Our strategy to focus on the 3,000-8,000cbm LPG niche segment, which due to its historical low volatility has considerably helped the Company remain consistently profitable every single quarter on an operational level ever since becoming public in 2005.

Our core market sector is gaining momentum. The transportation of LPG, which is a bi-product of LNG, as well as of the oil refining process, is one of the most profitable sectors in the global seaborne trade today and, has helped the Company gain momentum in the backdrop of increased investor focus on the US era of shale gas production in the U.S. The surge in U.S. propane exports coupled with the loosening of regulations for pressurized vessels to call at U.S. ports since summer 2012 presents a great opportunity for StealthGas to diversify its geographic scope. As a result we have doubled our fleet deployment to the region to five vessels, and we expect this upward trend to continue.

The two private placements that were concluded in February and May of 2014, demonstrated the confidence the capital markets have in StealthGas’ strategy and future prospects.

With our enhanced capital structure, we aim to solidify our leading industry position in our core LPG segment and expand our presence and market share, as the fundamentals of supply and demand present very attractive prospects for the next years.

During 2013, we took delivery of five second hand modern LPG carriers, three in the second quarter and two in the third quarter, respectively. As of April 1, 2014, we had also taken delivery of one new building LPG carrier in March 2014, and had agreements to acquire 17 LPG carriers under construction, with expected deliveries in 2014 and 2015. Once the delivery of these newbuildings is completed, our fleet will be composed of 56 LPG carriers, with a total capacity of 273,959 cubic meters [cbm], three medium range product carriers, with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals.

Despite tight credit conditions, our conservative approach has enabled us to maintain a strong balance sheet with a relatively low leverage and preserve excellent relationships with our financiers. We continue to be consistent with our prudent approach and seek to produce predictable earnings and cash flow.

2013 was a growth year and we will continue implementing our business strategy. I am confident that the company will see further positive growth in 2014.

I would like to thank our new shareholders for the successful Private Placements concluded, as well as our bankers and financiers, for their continuous support, which is a testimony to the management of the Company.

Finally, I would like to thank our Board of Directors for their advice and guidance. I would also like to extend my congratulations to our management team and our vessel manager Stealth Maritime for the excellent track-record and operational efficiency. Finally, I would like to thank our officers and crew for their safe running and manning of our vessels and wish them continued safe voyages during 2014 and in the future.

Sincerely yours, Michael Jolliffe

Chairman of the Board

To our Shareholders

During 2013 we continued to successfully execute our strategy and drive, compelling returns in a challenging macroeconomic environment. We are proud of the steady growth track record that we have built, including 36 consecutive quarters of operational profitability, and are committed to building upon this momentum.

We are successfully expanding our fleet at a calculated pace, having taken delivery of five LPG carriers in 2013 and will be adding another five eco newbuilding LPG carriers in 2014. The ultimate objective is to own and operate the largest, most efficient fleet of handysize LPG carriers which is not only more appealing to charterers, but leads to lower costs and higher efficiency. We have continually added to our initial newbuilding program a series of seventeen eco newbuildings LPG carriers mainly from Japanese shipyards. The Company has already concluded the financing for the majority of the newbuildings to be delivered until the end of 2015.

The orderbook in our 3,000- 8,000cbm niche segment is significantly smaller than other shipping segments, while LPG seaborne demand is expected to grow significantly through 2017. The shale gas bonanza in America coupled with the loosening of restrictions for pressurized vessels to call at U.S. ports since the summer of 2012, is a game changer with U.S. LPG exports forecasted to triple by 2017. These latest developments present an opportunity for us to diversify our geographic presence and also take advantage of favorable supply dynamics for LPG transport from U.S. ports.

The fundamentals in terms of demand and supply for the LPG sector are extremely favorable and it is an opportune time to expand the company and consolidate our leading position as well as grow our market share from about 14% to about 25% until 2016. We continue to have strong charterers which lowers our counterparty-risk. In 2013 and 2014, we were able to conclude charters for our vessels for longer periods than usual, some of which extend up to 2022, thus maintaining more predictable cash flows. We have secured over $210 million of visible revenue stream which will add to the stability of the company.

At the moment fixed employment for our fleet is approximately 75% for 2014 and 50% for 2015.

We continue to maintain excellent relationships with our lending banks and enjoy the support from our shareholders. Our liquidity position was also strengthened with the successful Private Placements that we concluded in February and May of 2014. These Private Placements significantly enhanced our financial flexibility since the company’s Net Debt to Total Assets ratio is now about 30% and provide us with ample room for further expansion as we actively seek new investments wherever we may spot opportunities to capitalize on the growth of the LPG market. Recently we announced contracts for new generation 22,000 cbm semi refrigerated eco LPG carriers in one of the best yards in the world that will complement well our leading pressurized fleet. Looking ahead, we are seeing indications that the economic environment may improve significantly in the next two years. In this environment StealthGas Inc. is exceptionally well-positioned to continue to capture the upside with the highest quality eco handy size fleet available and to generate substantial shareholder value.

Our management’s focus has been on continually improving our operations by leveraging our unique business model, capitalizing on compelling growth opportunities and building upon our long-term customer relationships. In 2013, we continued to excel across these areas and accomplished what we set out to achieve and delivered strong results. I would also like to thank our entire staff at sea and ashore for their commitment in delivering another year of operational excellence and for their continued commitment to strengthening our leading position as an owner and operator providing world-class gas transportation.

Sincerely, Harry Vafias

President and Chief Executive Officer

Growing & Consolidating Our Fleet

We continued implementing our fleet renewal strategy with the addition to our fleet of five modern LPG carriers during 2013 and two more during the first half of 2014.

At the same time, the Company added to its Newbuilding program which currently consists of 17 LPG carriers, with 13 expected deliveries during 2014- 2015 and four during 2016-2017. Bank financing has already been arranged for the vessels delivering in 2014 and 2015. The fundamentals of supply and demand in our 3000-8000cbm LPG niche segment offer great prospects with a limited orderbook over the next three years while seaborne demand for LPG tonnage is expected to grow by 14% annually.

Our solid capital structure allows us to continue to look for opportunities wherever they may arise in the secondhand market or for newbuildings.

Fleet Employment

In 2013, we continued applying our conservative charter policy deployment looking to fix our vessels on staggered period charters to provide earning visibility. Recent developments in our niche LPG sub segments enabled us to secure charters for unusually long term periods of even up to eight years. As the LPG market sector in general showed a solid performance, we had a relatively low percentage of vessels operating in the spot market and achieved a fleet utilization of 98.2%. We were able to arrange throughout the year over 18 period charters for our vessels, thus securing future revenues of more than $80 million. With the majority of our fleet on period charters we have now secured revenues exceeding $210 million over the next years. With our staggered fleet deployment, we expect about a third of our fleet to come off period charters in 2014 and will seek opportunities to secure new period employment when possible.

Cost Effective Operations

The Company has been continuously making considerable efforts since 2009 to ensure the fleet operates at maximum efficiency without compromising quality. Following our fleet renewal program, we expect the acquisitions of brand new vessels to improve our cost structure going forward as they consume less fuel and they have lower running costs.

We aim to maintain low vessel operating expenses as much as possible and cost containment will continue to be our management policy for 2014.

LPG Carrier Fleet

Vessel

Gas Cathar Vessel Size (cbm)

7,517 Vessel Type

F.P. Year Built 2001

Gas Esco 7,500 F.P. 2012

Gas Husky 7,500 F.P. 2011

Gas Premiership 7,200 F.P. 2001

Eco Stream 7,200 F.P. 2014

Eco Chios 7,200 F.P. 2014

Gas Haralambos 7,000 F.P. 2007

Gas Marathon 6,572 F.P. 1995

Gas Moxie 6,562 F.P. 1992

Gas Flawless 6,300 F.P. 2007

Gas Monarch 5,018 F.P. 1997

Gas Nirvana (Lyne) 5,014 F.P. 1996

Gas Emperor 5,013 F.P. 1994

Gas Texiana 5,001 F.P. 1995

Gas Prodigy (Sir_Ivor) 5,000 F.P. 2003

Gas Icon 5,000 F.P. 1994

Gas Defiance 5,000 F.P. 2008

Gas Shuriken 5,000 F.P. 2008

Gas Elixir 5,018 F.P. 2011

Gas Cerberus 5,018 F.P. 2011

Gas Myth 5,018 F.P. 2011

Gas Ethereal 5,000 F.P. 2006

Gas Inspiration 5,000 F.P. 2006

Gas Sincerity 4,123 F.P. 2000

Gas Spirit 4,112 F.P. 2001

Gas Zael 4,111 F.P. 2001

Gas Kaizen 4,109 S.R. 1991

Gas Evoluzione 3,517 F.P. 1996

Gas Astrid 3,500 F.P. 2009

Gas Legacy 3,500 F.P. 1998

Sakura Symphony 3,500 F.P. 2008

Gas Sikousis 3,500 F.P. 2006

Gas Exelero 3,500 F.P. 2009

Gas Alice 3,500 F.P. 2006

Gas Enchanted 3,500 F.P. 2006

Gas Arctic 3,434 S.R. 1992

Gas Ice 3,434 S.R. 1991

Gas Galaxy 3,312 F.P. 1997

Gas Pasha 3,244 F.P. 1995

Gas Crystal 3,211 S.R. 1990

FLEET TOTAL: 40 VESSELS, 196,758 cbm

TBN 22,000 F.P 2017

TBN 22,000 F.P 2017

TBN 7,200 F.P 2016

TBN 7,500 F.P. 2016

TBN 7,200 F.P 2015

TBN 5,000 F.P 2014

TBN 5,000 F.P 2015

TBN 5,000 F.P 2015

TBN 5,000 F.P 2015

TBN 5,000 F.P 2015

TBN 5,000 F.P 2015

TBN 5,000 F.P 2015

TBN 3,500 F.P 2014

TBN 3,500 F.P 2014

TBN 3,500 F.P 2015

TBN 3,500 F.P 2015

TBN 3,500 F.P 2015

TOTAL LPG CARRIER FLEET: 57 VESSELS, 315,158 cbm

Tanker Fleet

Vessel Vessel Size (dwt) Vessel Type Year Built

Navig8 Fidelity 47,000 MR Product Tanker 2008

Navig8 Faith 47,000 MR Product Tanker 2008

Stealth Bahla 46,000 MR Product Tanker 2009

Spike 115,804 Aframax Oil Tanker 2010

TOTAL TANKER FLEET: 4 VESSELS, 255,804 dwt

F.P.: Fully-Pressurized

S.R.: Semi-Refrigerated

M.R.: Medium Range

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-51559

STEALTHGAS INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s Name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

331 Kifissias Avenue, Erithrea 14561 Athens, Greece

(Address of principal executive offices)

Harry N. Vafias

331 Kifissias Avenue, Erithrea 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013 was: 32,127,329 shares of Common Stock, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐ (Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future liquefied petroleum gas (“LPG”), refined petroleum product and oil prices and production;

•	future supply and demand for oil and refined petroleum products and natural gas of which LPG is a byproduct;

•

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements; and

•	expectations regarding vessel acquisitions.

When used in this document, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

StealthGas Inc. is a Marshall Islands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “StealthGas,” the “Company,” “we,” “us,” or “our.” This Annual Report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

We use the term cubic meters, or “cbm,” in describing the size of our liquefied petroleum gas (“LPG”) carriers and the term deadweight tons, or “dwt,” in describing the size of our product carriers and crude oil tanker. We use the term “handysize” to describe LPG carriers of between 3,000 and 8,000 cbm in capacity. Unless otherwise indicated, all references to currency amounts in this annual report are in U.S. dollars.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data shown in U.S. dollars, other than share and fleet data. The table should be read together with “Item 5. Operating and Financial Review and Prospects.”

Our audited consolidated statements of comprehensive income, stockholder’s equity and cash flows for the years ended December 31, 2011, 2012, and 2013 and the audited consolidated balance sheets as of December 31, 2012 and 2013, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The selected consolidated income statement data for the years ended December 31, 2009 and 2010 and the selected balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements which are not included in “Item 18. Financial Statements.”

	Year ended December 31,
	2009	2010	2011	2012	2013
INCOME STATEMENT DATA
Revenues	$113,045,961	$111,409,623	$118,280,752	$114,848,079	$111,667,565
Revenues—related party	—	—	—	4,364,992	9,814,000
Total Revenues	$113,045,961	$111,409,623	$118,280,752	$119,213,071	$121,481,565
Operating expenses:
Voyage expenses	9,104,549	12,283,131	16,354,725	11,231,340	12,819,866
Voyage expenses—related party	1,418,024	1,396,877	1,474,495	1,472,410	1,482,764
Vessels’ operating expenses	38,001,481	38,338,063	36,350,153	28,674,675	32,439,404
Vessels’ operating expenses—related party	—	—	208,000	1,917,302	4,084,149
Dry-docking costs	1,266,455	2,716,378	3,443,491	2,067,393	3,160,251
Management fees	5,230,990	5,184,055	4,760,865	4,315,720	4,807,010
General and administrative expenses	3,564,779	3,031,491	2,646,418	2,838,759	2,816,397
Depreciation	26,766,672	26,624,098	27,562,120	28,776,688	30,761,673
Impairment Loss	9,867,777	—	—	—	—
Forfeiture of vessel deposit and contract termination fees	16,500,000	—	—	—	—
Charter termination fees	(753,000)	(228,000)	—	—	—
Net (gain)/loss on sale of vessels	791,659	(960,696)	5,654,178	(1,372,409)	—
Total expenses	111,759,386	88,385,397	98,454,445	79,921,878	92,371,514
Income from operations	1,286,575	23,024,226	19,826,307	39,291,193	29,110,051
Interest and finance costs	(9,109,222)	(7,672,848)	(8,510,516)	(9,408,230)	(8,189,475)
Loss on derivatives	(5,478,163)	(6,071,638)	(2,931,404)	(1,086,258)	(27,470)
Interest income	250,326	315,517	83,059	221,023	361,820
Foreign exchange (loss)/ gain	(261,401)	1,497,934	82,345	(59,241)	(37,733)
Other expenses, net	(14,598,460)	(11,931,035)	(11,276,516)	(10,332,706)	(7,892,858)
Net income/(loss)	(13,311,885)	11,093,191	8,549,791	28,958,487	21,217,193
Earnings/(Loss) per share, basic	$(0.60)	$0.51	$0.41	$1.41	$0.75
Earnings/(Loss) per share, diluted	$(0.60)	$0.51	$0.41	$1.41	$0.75
Weighted (and diluted) average number of shares outstanding	22,219,442	21,539,331	20,909,154	20,552,568	28,271,746
Dividends declared per share, basic and diluted(*)	$0.1875	$0.00	$0.00	$0.00	$0.00

	As of December 31,
	2009	2010	2011	2012	2013
BALANCE SHEET DATA
Current assets, including cash	$69,031,753	$45,127,547	$56,521,743	$56,263,407	$97,885,057
Total assets	692,497,010	688,376,399	695,710,151	713,039,031	850,984,743
Current liabilities	69,023,455	60,269,033	56,100,855	55,808,714	63,070,244
Derivative liability	10,327,792	11,602,213	9,401,798	5,949,241	3,232,967
Total long-term debt, including current portion	345,822,070	345,085,949	351,068,181	345,352,312	352,868,622
Net assets	300,801,931	306,250,752	313,098,027	342,033,442	472,594,443
Capital stock	223,101	211,042	205,526	206,273	321,273
Number of shares of common stock outstanding	22,310,110	21,104,214	20,552,568	20,627,329	32,127,329

	Year ended December 31,
	2009	2010	2011	2012	2013
OTHER FINANCIAL DATA
Net cash provided by operating activities	$48,347,343	$27,816,341	$42,375,718	$48,440,976	$49,127,375
Net cash used in investing activities	(101,563,715)	(33,172,378)	(31,593,396)	(43,898,116)	(119,786,421)
Net cash provided by/(used in) financing activities	55,444,652	(10,613,735)	2,953,018	(5,710,869)	114,608,308

FLEET DATA
Average number of vessels(1)	42.0	38.6	37.6	36.9	39.4
Total voyage days for fleet(2)	15,240	13,835	13,368	13,342	14,196
Total time and bareboat charter days for fleet(3)	12,276	10,327	10,455	11,531	11,896
Total spot market days for fleet(4)	2,964	3,508	2,913	1,811	2,300
Total calendar days for fleet(5)	15,335	14,075	13,716	13,494	14,399
Fleet utilization(6)	99.4%	98.3%	97.5%	98.9%	98.6%
Fleet operational utilization(7)	90.2%	87.3%	89.7%	95.4%	92.3%

AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	$6,727	$7,064	$7,514	$7,983	$7,550
Vessel operating expenses(9)	2,478	2,724	2,665	2,267	2,537
General and administrative expenses	232	215	193	210	196
Management fees	341	368	347	319	334

Total daily operating expenses(10)	2,711	2,939	2,858	2,477	2,732

*	We paid our first quarterly dividend since becoming a public company, of $0.1875 per share, in January 2006. In the first quarter of 2009, our Board of Directors decided to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry. Our payment of dividends is subject to the discretion of our Board of Directors. Our loan agreements and the provisions of Marshall Islands law also restrict our ability to pay dividends. See “Item 3. Risk Factors—Risks Related To Our Common Stock—Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and “Item 8. Financial Information—Dividend Policy.”
(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.
(8)	Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions. Charter equivalent revenues and adjusted average charter rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; however, no adjustment for such reduced vessel operating expenses for our vessels deployed under bareboat charters is reflected in the adjusted average charter rate. Reconciliation of charter equivalent revenues as reflected in the consolidated statements of income and calculation of adjusted average charter rate follow:

	Year ended December 31,
	2009	2010	2011	2012	2013
Voyage revenues	$113,045,961	$111,409,623	$118,280,752	$119,213,071	$121,481,565
Voyage expenses	(10,522,573)	(13,680,008)	(17,829,220)	(12,703,750)	(14,302,630)

Charter equivalent revenues	$102,523,388	$97,729,615	$100,451,532	$106,509,321	$107,178,935

Total voyage days for fleet	15,240	13,835	13,368	13,342	14,196

Adjusted average charter rate	$6,727	$7,064	$7,514	$7,983	$7,550

(9)	Vessel operating expenses including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period
(10)	Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not applicable

C. Reasons For the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Industry

The cyclical nature of the demand for LPG transportation may lead to significant changes in our chartering and vessel utilization, which may adversely affect our revenues, profitability and financial position.

Historically, the international LPG carrier market has been cyclical with attendant volatility in profitability, charter rates and vessel values. The degree of charter rate volatility among different types of gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international gas carrier market are also not predictable. After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there has been some improvement since 2011, rates remain below levels reached in 2007 and 2008 and could again decline. If charter rates decline, our earnings may decrease, particularly with respect to our vessels deployed in the spot market or those vessels whose charters will be subject to renewal during 2014, as they may not be extended or renewed on favorable terms when compared to the terms of the expiring charters. As of April 1, 2014, five of our 39 LPG carrier vessels were deployed in the spot market while another 14 were scheduled to complete their existing charters within 2014. In addition, we expect to take delivery of four newbuilding LPG carriers in the remainder of 2014 and 12 in 2015 for which we have only arranged employment for the first vessel to be delivered. Any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. We believe that the future growth in demand for LPG carriers and the charter rate levels for LPG carriers will depend primarily upon the supply and demand for LPG, particularly in the economies of China, Japan, India and Southeast Asia, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the 3,000 to 8,000 cbm segment of handysize LPG carriers is expected to be relatively limited in 2014. Economic growth may be limited in the near term, and possibly for an extended period, as a result of the current global economic conditions, which could have an adverse effect on our business and results of operations.

The factors affecting the supply and demand for LPG carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our vessels include:

•	supply and demand for LPG products;

•	global and regional economic conditions;

•	the distance LPG products are to be moved by sea;

•	availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	environmental and other regulatory developments; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	LPG carrier prices;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	the number of vessels that are out of service.

A significant decline in demand for the seaborne transport of LPG or a significant increase in the supply of LPG carrier capacity without a corresponding growth in LPG carrier demand could cause a significant decline in prevailing charter rates, which could materially adversely affect our financial condition and operating results and cash flow.

Various economic factors could materially adversely affect our business, financial position and results of operations, as well as our future prospects.

The global economy and the volume of world trade have remained relatively weak since the severe decline in the latter part of 2008 and in 2009. Recovery of the global economy is proceeding at varying speeds across regions and remains subject to downside risks, including fragility of advanced economies and concerns over sovereign debt defaults by European Union member countries such as Greece. More specifically, some LPG products we carry are used in cyclical businesses, such as the manufacturing of plastics and in the chemical industry, that were adversely affected by the recent economic downturn and, accordingly, continued weakness and reduction in demand in those industries could adversely affect the LPG carrier industry. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for LPG products, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In particular, in recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product. Moreover, any further deterioration in the economy of the United States or the European Union, including due to the European sovereign debt and banking crisis, may further adversely affect economic growth in Asia. Our business, financial position and results of operations, as well as our future prospects, could likely be materially and adversely affected by adverse economic conditions in any of these countries or regions.

If the demand for LPG products and LPG shipping does not grow, or decreases, our business, results of operations and financial condition could be adversely affected.

Our growth, which depends on growth in the supply and demand for LPG products and LPG shipping, was adversely affected by the sharp decrease in world trade and the global economy experienced in the latter part of 2008 and in 2009. Although the global economy has recovered somewhat, it remains relatively weak and world and regional demand for LPG products and LPG shipping can be adversely affected by a number of factors, such as:

•	adverse global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industries;

•	increases in the cost of petroleum and natural gas from which LPG is derived;

•

decreases in the consumption of LPG or natural gas due to availability of new, alternative energy sources or increases in the price of LPG or natural gas relative to other energy sources or other factors making consumption of LPG or natural gas less attractive; and

•

increases in pipelines for LPG, which are currently few in number, linking production areas and industrial and residential areas consuming LPG, or the conversion of existing non-petroleum gas pipelines to petroleum gas pipelines in those markets.

Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends.

We operate our LPG carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we may pay to our stockholders from quarter-to-quarter. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31, and conversely, our revenues may be weaker during the fiscal quarters ended June 30 and September 30. This seasonality could materially affect our quarterly operating results.

Our revenues, operations and future growth could be adversely affected by a decrease in supply of liquefied natural gas, or natural gas.

In recent years, there has been a strong supply of natural gas and an increase in the construction of plants and projects involving natural gas, of which LPG is a byproduct. Several of these projects, however, have experienced delays in their completion for various reasons and thus the expected increase in the supply of LPG from these projects may be delayed significantly. If the supply of natural gas decreases, we may see a concurrent reduction in the production of LPG and resulting lesser demand and lower charter rates for our vessels, which could ultimately have a material adverse impact on our revenues, operations and future growth.

The product carrier and crude oil tanker shipping sectors are cyclical and have been at depressed levels, which may lead to lower charter rates and lower vessel values.

The medium range type product carrier and crude oil tanker shipping sectors are cyclical with attendant volatility in charter rates and vessel values. Although the charter arrangements for our three product carriers are not scheduled to expire until 2016, and 2015 in the case of our crude oil tanker, if prevailing market conditions, which declined sharply in 2008 and 2009 and have remained weak, are depressed at such times as these charters expire or otherwise are terminated, we may not be able to renew or replace existing charters for these vessels at the same or similar rates. If we were required to enter into a charter when charter hire rates are low, our results of operations could be adversely affected. For the year ended December 31, 2013, charter rates in the product carrier and crude oil tanker sectors marginally increased from depressed levels but have not reached the levels seen before their decline in 2008 and 2009.

An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

The market supply of LPG carriers and tankers is affected by a number of factors, such as supply and demand for LPG, natural gas and other energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new LPG carriers and tankers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of LPG carrier or tanker capacity increases and if the demand for the capacity of such vessel types decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.

The market values of our vessels, which have declined, may remain at currently low, or lower, levels for a prolonged period and, over time, may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our earnings and possibly lead to defaults under our loan agreements.

Due to the sharp decline in the world economy and related decreases in charter rates, the market value of our vessels, particularly the product carriers and crude oil tanker, declined during the two years ended December 31, 2012. The market values of our vessels may remain at currently low, or be depressed to even lower, values for a prolonged period of time and, as was the case with the recent decreases in value, are subject to the potential significant fluctuations depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for newbuildings;

•	governmental and other regulations;

•	supply and demand for LPG products and, with respect to our product carriers and oil tankers, refined petroleum products and oil, respectively;

•	prevailing level of LPG charter rates and, with respect to our product carriers, the prevailing level of product carrier charter rates and crude oil tanker rates, respectively; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a loss and reduction in earnings. Furthermore, if vessel values experience significant declines, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. For instance, in 2011, we sold four vessels and recorded a loss of $5.7 million, while in 2012 we sold two vessels and recorded a gain of $1.4 million. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing or, if reinstated, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new LPG carriers or tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

Changes in fuel, or bunker, prices may adversely affect profits.

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. Because those laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. For example, the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico may result in new regulatory initiatives, including raising liability caps under OPA. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, may result in a denial of access to, or detention in, certain ports or may result in breach of our bank covenants. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. Nonetheless, there is the possibility that such certifications may not be renewed.

We currently maintain, for each of our vessels, pollution liability insurance coverage in the amount of $1.0 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. We believe that our present insurance coverage is adequate, but not all risks can be insured, and there is the possibility that any specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, the effect on our business would be severe and could possibly result in our insolvency.

We believe that regulation of the shipping industry will continue to become more stringent and compliance with such new regulations will be more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

Our vessels are subject to periodic inspections by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Nippon Kaiji Kyokai, or NKK, the American Bureau of Shipping, RINA SpA, and Bureau Veritas.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking the dry docking can be skipped and be conducted concurrently with the special survey.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by the Vafias Group.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would adversely impact our operations and revenues, thereby resulting in loss of revenues.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine accident or disaster;

•	piracy and terrorism;

•	explosions;

•	environmental accidents;

•	pollution;

•	loss of life;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.

Our vessels may suffer damage and we may face unexpected repair costs, which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Since 2008, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in October 2010, Somali pirates captured the York, an LPG carrier, which is not affiliated with us, off the coast of Kenya. The vessel was released after a ransom was paid in March 2011. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We usually employ armed guard on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our operations outside the United States expose us to global risks, such as political conflict and terrorism, that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg (which is not affiliated with our Company) was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001 and more recent attacks in other parts of the world, and the military response of the United States and other nations, including the conflict in Iraq, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes are closed, such as Iran recently threatened to close the Straits of Hormuz, it could adversely affect the availability of and demand for crude oil and petroleum products, as well as LPG, and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan and Syria, and the events in Ukraine and related sanctions against Russia may also impact the availability of crude oil, petroleum products and LPG and which would increase the availability of applicable vessels thereby impacting negatively charter rates.

Terrorist attacks, or the perception that LPG or natural gas facilities or oil refineries and LPG carriers, natural gas carriers or product carriers are potential terrorist targets, could materially and adversely affect the continued supply of LPG, natural gas and refined petroleum products to the United States and to other countries. Concern that LPG and natural gas facilities may be targeted for attack by terrorists has contributed to a significant community and environmental resistance to the construction of a number of natural gas facilities, primarily in North America. If a terrorist incident involving a gas facility or gas carrier did occur, the incident may adversely affect necessary LPG facilities or natural gas facilities currently in operation. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the Iran Sanctions Act of 1996. Among other things, CISADA expands the application of the prohibitions involving Iran to include ships or shipping services by non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which extends the application of all U.S. laws and regulations relating to Iran to non-U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities. While none of our vessels called in any ports in any countries that are subject to sanctions and embargoes during 2013, during the three year period ended December 31, 2013, one port call in Iran was made for discharging operations in 2011 by one of the vessels in our fleet, under a bareboat charter.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Risks Related To Our Business

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LPG carrier, refined petroleum product carrier and oil tanker sectors of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. For instance, in the third quarter of 2012 we agreed to 13% and 16% reductions in the daily charter rate payable under the bareboat charters for two of our product carriers for one year. The bareboat charters on which we deploy the tankers in our fleet, generally provide for charter rates that are above current spot market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results, operations and financial condition.

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire or when we are attempting to charter the 17 newbuilding LPG carriers which we have agreed to acquire, which would have an adverse impact on our revenues and financial condition.

As of April 1, 2014, of our 43 vessels, 38 were under period charters (bareboat charter and time charters), while five were deployed in the spot market. As of April 1, 2014, 71% of our anticipated fleet days are covered by period charter contracts for the remainder of 2014 and 43% for 2015 (in each case, excluding our contracted newbuilding vessels), with period charters for 14 of our vessels scheduled to expire in 2014, and eight of our period charters scheduled to expire in 2015. We have also arranged employment for one of the remaining 17 newbuilding LPG carriers we have agreed to acquire scheduled for delivery in 2014 and 2015.

We are exposed to fluctuations in the charter market for the remaining anticipated voyage days that are not covered by fixed-rate contracts, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market depends on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for our contracted LPG carrier acquisitions at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

In our operating history we have derived a significant part of our revenue from a small number of charterers. For the years ended December 31, 2011, December 31, 2012, December 31, 2013 we had only one customer from which we derived more than 10% of our revenues, that accounted for 14%, 12% and 11% of our revenues, respectively. Furthermore, for the year ended December 31, 2013, our three largest customers accounted for 26% of our revenues. Although there has been a decline in the concentration of our revenues we anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters for our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Our loan agreements or other financing arrangements contain restrictive covenants that may limit our liquidity and corporate activities.

Our loan agreements impose, and our future financing arrangements may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

Our loan agreements require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. These financial ratios and covenants include requirements that we:

•	maintain minimum cash balances in a pledged account with the lender at all times;

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of a range of 125% to 130% depending on the agreement with each lending banks ; and

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times.

Our current loan agreements also require that members of the Vafias family at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, the Vafias family ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period. As of December 31, 2013, we were in compliance with the loan covenants.

As a result of the restrictions in our loan agreements, or similar restrictions in our future financing arrangements with respect to future vessels which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and security coverage requirement, could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we are required to maintain a minimum equity ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of LPG carriers, product carriers and crude oil tankers is sensitive to, among other things, changes in the LPG carrier, product carrier and crude oil tanker charter markets, with vessel values deteriorating in times when LPG carrier, product carrier and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the LPG carrier, product carrier and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases adversely affected LPG carrier, and, to a greater extent, product carrier and Aframax tanker values in the recent past. A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. If the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital

For instance, upon expiry of consecutive waivers that reduced the security coverage requirement for the period from December 31, 2010 to June 30, 2013 we expected to not be in compliance with the security cover covenant in one of our credit facilities involving a product tanker. As a result, an amount of approximately $3.7 million had been classified as restricted cash as of December 31, 2012 in anticipation of the need to cure such expected non-compliance. As of December 31, 2013 we were in compliance with the original loan covenants.

A failure to comply with our covenants and/or obtain covenant waivers or modifications could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We may be unable to obtain financing for the acquisition of the additional LPG carriers for which we have entered into purchase agreements.

As of April 1, 2014, we had entered into separate agreements to acquire 17 eco LPG carrier newbuildings under construction for an aggregate of $337 million. Four of these vessels are scheduled to be delivered to us in 2014 while the remaining 13 vessels under construction are scheduled to be delivered to us in 2015. We obtained financing commitments for the acquisition of 14 of these newbuilding eco vessels. Should such financing not be available at the time of delivery, this could severely impact our ability to satisfy our liquidity requirements, meet our obligations, finance future obligations and expand the size of our fleet. Although we have entered into discussions with a financial institution for additional financing commitments we may be unable to obtain the necessary financing for the acquisition of the remaining three newbuilding eco LPG vessels on attractive terms or at all. If financing is not available when needed, including potentially through equity financings, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of these vessels. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we may not be capable of funding all of our commitments for capital expenditures relating to our contracted vessels. A failure to fulfill our commitments generally results in a forfeiture of the advance paid to the shipyard or the third-party seller with respect to the vessels and a write-off of expenses capitalized. In addition, we may also be liable for other damages for breach of contract. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

We may be unable to draw down the full amount of our committed credit facilities if the market values of our vessels decline, which could adversely affect our ability to complete the acquisition of our LPG carrier newbuildings.

There are restrictions on the amount of cash that can be advanced to us under our committed credit facilities for 14 vessels based on the market value and employment of the vessel or vessels in respect of which the advance is being made. If the market value of our vessels decline, or, in some cases, we are not able to secure suitable employment for our vessels, we may not be able to draw down the full amount of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all. In addition, if we are unable to enter into definitive agreements for such credit facilities, for which we have commitment letters, we may be unable to retain replacement financing on terms acceptable to us or at all. In such an event, our ability to complete the acquisition of our newbuilding LPG carriers, which we intend to partially finance with borrowings under such committed credit facilities, could be adversely affected and we could lose the deposits made on such vessels, or we may have to reduce our existing cash balances in order to pay for the delivery of the vessels.

Global economic conditions and disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows.

Global economic conditions and financial markets have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. Credit markets and the debt and equity capital markets were exceedingly distressed in 2008 and 2009, and have been volatile since that time. The current sovereign debt crisis in countries such as Greece, for example, and concerns over debt levels of certain other European Union member states and in other countries around the world, as well as concerns about international banks, have led to increased volatility in global credit and equity markets. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to our current debt or at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry reduced or ceased lending activities in the shipping industry. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed credit facilities in the future or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

In addition, as a result of the ongoing economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shoreside operations and those of our managers located in Greece.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions, including financial institutions located in Greece, which subjects us to credit risk.

We currently maintain all of our cash and cash equivalents with a limited number of financial institutions located in the United States, United Kingdom, Germany, France, The Netherlands and Greece. Those financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, continued recession and fragile political stability , as well as the deposit and debt ratings of several Greek banks that reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country’s challenged economic prospects despite Moody’s Investor Services Inc. and other rating agencies upgrade of Greece by two notches.

We do not expect any of our balances to be covered by insurance in the event of default by any of these financial institutions. The occurrence of such a default, or in the case of restrictions in capital movements by these institutions or countries, could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we have deposited with such financial institutions. If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material effect on our business.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at a higher than anticipated cost or at all may materially affect our results of operation and our ability to implement our business strategy.

A significant increase in our debt levels may adversely affect us and our cash flows.

As of December 31, 2013 we had outstanding indebtedness of $352.9 million and we expect to incur further indebtedness as we finance the remaining purchase price of our 17 contracted vessels and further expand our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, any increase in the present interest rate levels may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet, including our contracted vessels, we expect to incur additional secured debt. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for LPG, oil or oil-related marine transportation decreases and charter rates and vessel values are adversely affected.

We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”).

The amounts outstanding under our senior secured credit facilities have been, and we expect borrowings under additional credit facilities we have entered into and may enter into in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currency exchange rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, as is the case for all of our existing interest rate swaps, which had an aggregate notional amount of $49.0 million as of April 1, 2014, we recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges are recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

In addition, we may in the future enter into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts. As of April 1, 2014 we did not have any currency derivative arrangements outstanding, however, we had remaining contractual payment obligations to yards of ¥ 5.0 billion through the delivery of the last vessel in August 2015, and we may enter into new transactions in the spot or forward exchange rate market. We recognize fluctuations in the fair value of such contracts in our statement of income.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial conditions or results of operations.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our net income.

We are dependent on our relationship with the Vafias Group and Stealth Maritime.

As of April 1, 2014, Stealth Maritime served as commercial manager for all our 43 vessels and technical manager for 21 of the vessels in our fleet while subcontracting the technical management of the remaining vessels in our fleet not deployed on bareboat charters to other technical managers, including six ships to Brave Maritime, which is affiliated with Stealth Maritime, and one ship to Bernhard Schulte. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of LPG, product and crude oil carriers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you would have no recourse against Stealth Maritime. In addition, we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager.

We depend on third party managers to manage part of our fleet.

Stealth Maritime subcontracts the technical management for some of our vessels to third parties, including crewing, operation, maintenance and repair. The loss of their services or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, you would have no recourse against these parties. In addition, we might not be able to find replacement technical managers on terms as favorable as those currently in place.

We may enter into certain significant transactions with companies affiliated with the Vafias Group which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by the Vafias Group and the Vafias family, of which our Chief Executive Officer is a member, we may enter into other transactions with companies affiliated with the Vafias Group such as the two charters we entered into in April 2012 and the agreements for the acquisition of four newbuilding LPG carriers in September 2012. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us.

Our directors and officers each have a history of involvement in the shipping industry and may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

Companies affiliated with us, including Stealth Maritime and Brave Maritime, may manage or acquire vessels that compete with our fleet.

It is possible that Stealth Maritime or companies affiliated with Stealth Maritime, including Brave Maritime, could, in the future, agree to manage vessels that compete directly with ours. As long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer, Harry N. Vafias, has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or a director of us. Were we, however, to decline any such opportunity offered to us or if we do not have the resources or desire to accept any such opportunity, Stealth Maritime or the entity controlled by Mr. Vafias could retain and manage the vessel. This right of first refusal does not cover product carriers or crude oil tankers. In addition, these restrictions, including the right of first refusal, do not apply to Brave Maritime. Furthermore, this right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us. In such cases, they could compete with our fleet and may face conflicts between their own interests and their obligations to us. In the future, we may also consider further diversifying into wet, dry or other gas shipping sectors, which, like product carriers and crude oil tankers is not covered by this right of first refusal agreement. Any such vessels would be in competition with Stealth Maritime and companies affiliated with Stealth Maritime. Stealth Maritime might be faced with conflicts of interest with respect to their own interests and their obligations to us that could adversely affect our business and your interests as stockholders.

As our fleet has grown in size, we have needed to improve our operations and financial systems, staff and crew; if we cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.

We have significantly expanded our fleet since our initial public offering in October 2005, and as a consequence of this Stealth Maritime has invested considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels now managed by Stealth Maritime. In addition, as we have expanded our fleet, we have had to rely on our technical managers to recruit suitable additional seafarers and shoreside administrative and management personnel. Stealth Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our vessels, in particular our LPG carriers, require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.

Delays in the delivery of our LPG carriers under construction or our secondhand LPG carriers could harm our operating results.

As of April 1, 2014, we had agreed to acquire 17 newbuilding eco LPG carriers under construction to be delivered to us in 2014 and 2015 upon their construction by South Korean and Japanese shipyards. Delays in the delivery of these vessels, or any additional newbuilding or secondhand vessels we may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we manage for such vessels. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. Moreover, because we have agreed to acquire some of the LPG carriers under construction as “resales,” we do not have any direct contractual rights under the construction contracts, but rather have agreements with the seller that ordered the construction of such vessels and must rely on the seller to pursue its rights under the construction contract.

The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term, including through the acquisition of the sixteen vessels for which we have contracted. The acquisition of these and additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base; and

•	obtaining required financing.

Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We may not be successful in executing any growth initiatives and may incur significant expenses and losses in connection therewith.

We may decide to sell certain of the vessels in our fleet if in our view market conditions are favorable for such sales or sell our LPG carriers in our fleet that are subject to purchase options held by the charterers of the respective vessels, which, if exercised, could reduce the size of our LPG carrier fleet and reduce our future revenues.

Since the initial public offering through December 31, 2013 we sold 16 LPG carriers from our fleet and we may decide to sell more vessels from our fleet if, in our view, the market conditions are favorable for such sales. The chartering arrangements with respect to fiveLPGcarriers of our fleet and one of our newbuildings include options for the respective charterers to purchase the vessels at stipulated prices at any time during the term of the existing charter for the respective vessels. The option exercise prices with respect to these vessels decline over time and reflect an estimate, made at the time of entry into the applicable charter in the first quarter of 2014, of market prices. In addition, the chartering arrangements for2 LPGcarriers in our fleet, give the charterer the right to purchase the respective vessel at the end of the current charter term in 2016. This might result in our company realizing losses or gains depending on the time each vessel option is exercised. If the charterers were to exercise these options with respect to any or all of these vessels or if we sell additional vessels, the expected size of our LPG carrier fleet would be reduced and, if there were a scarcity of secondhand LPG carriers available for acquisition at such time and because of the delay in delivery associated with commissioning newbuilding LPG carriers, we could be unable to replace these vessels with other comparable vessels, or any other vessels, quickly or, if LPG carriers values were higher than currently anticipated at the time we were required to sell these vessels, at a cost equal to the purchase price paid by the charterer. Consequently, if we sell additional vessels or if these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of revenues would be reduced.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias. In addition, Harry Vafias is a member of the Vafias family, which controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our key personnel who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship is governed by terms substantially similar to those typically included in employment agreements. We do not intend to maintain “key man” life insurance on any of our officers.

In the highly competitive international LPG carrier, product carrier and crude oil tanker markets, we may not be able to compete for charters with new entrants or established companies with greater resources.

We deploy our vessels in highly competitive markets that are capital intensive. Competition arises primarily from other vessel owners, some of which have greater resources than we do. Competition for the transportation of LPG, refined petroleum products and crude oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger LPG carrier fleets through consolidations or acquisitions, and many larger fleets already compete with us in each of these sectors may be able to offer more competitive prices and fleets.

We have three medium range product carriers and one Aframax crude oil tanker; however, we principally operate LPG carriers and our lack of a diversified business could adversely affect us.

Unlike many other shipping companies, which may carry dry bulk, crude oil, oil products or products or goods shipped in containers, we currently depend primarily on the transport of LPG. The vast majority of our revenue has been and is expected to be derived from this single source—the seaborne transport of LPG. Due to our lack of a more diversified business model, adverse developments in the seaborne transport of LPG and the market for LPG products have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.

We have expanded into the product carrier sector and into the crude oil tanker sector and we may not be able to successfully execute this expansion, or any further expansion, in such sectors or any other sectors, such as dry or other wet or gas shipping sectors we choose to expand into, which could have an adverse effect on our business, results of operation and financial condition.

We have expanded into the product carrier sector with the acquisition of three medium range product carriers and into the crude oil tanker sector with one Aframax tanker. In the future, we may further expand in these sectors or into dry or other wet or other gas shipping sectors if opportunities arise. We have limited experience in these sectors, including the product carrier and crude oil tanker sectors, and an inability to successfully execute our recent expansion into these sectors or any such future expansion plans could:

•	be costly;

•	distract us from our LPG carrier business; and

•	divert management resources,

each of which could have an adverse effect on our business, results of operation and financial condition.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our revenues.

Our examination of secondhand vessels, which may not include physical inspection prior to purchase, does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the costs of maintaining a vessel in good operating condition increase with its age. As of April 1, 2014, the average age of the vessels in our fleet was approximately 11.3 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, the sales prices may not equal and could be less than their carrying values at that time.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Our major stockholder exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote and his interests may be different from yours.

Our major stockholder, our Chief Executive Officer, including through a company he controls, owns approximately 12.0% of our outstanding common stock as of April 1, 2014 and exerts considerable influence on the outcome of matters on which our stockholders are entitled to vote, including the election of our Board of Directors and other significant corporate actions. The interests of this stockholder may be different from your interests.

We may have to pay tax on United States-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States-source shipping income. United States-source shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Generally, we and our subsidiaries will qualify for this exemption for a taxable year if our shares are treated as “primarily and regularly traded” on an established securities market in the United States. Our shares of common stock will be so treated if (i) the aggregate number of our shares of common stock traded during such year on an established securities market in the United States exceeds the aggregate number of our shares of common stock traded during that year on established securities markets in any other single country, (ii) either (x) our shares of common stock are regularly quoted during such year by dealers making a market in our shares or (y) trades in our shares of common stock are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during such taxable year and the aggregate number of our shares of common stock traded on an established securities market in the United States during such year equals at least 10% of the average number of our shares of common stock outstanding during such taxable year and (iii) our shares of common stock are not “closely held” during such taxable year. For these purposes, our shares of common stock will be treated as closely held during a taxable year if, for more than one-half the number of days in such taxable year, one or more persons each of whom owns either directly or under applicable attribution rules, at least 5% of our shares of common stock, own, in the aggregate, 50% or more of our shares of common stock, unless we can establish, in accordance with applicable documentation requirements, that a sufficient number of the shares of common stock in the closely-held block are owned, directly or indirectly, by persons that are residents of foreign jurisdictions that provide United States shipping companies with an exemption from tax that is equivalent to that provided by Section 883 to preclude other stockholders in the closely-held block from owning 50% or more of the closely-held block of shares of common stock.

We believe that it is currently the case, and may also be the case in the future, that, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our shares of common stock own, in the aggregate, 50% or more of our shares of common stock. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if a sufficient number of shares of the closely-held block of our shares of common stock were owned or treated as owned by “qualified stockholders” so it could not be the case that, for more than half of the days in the taxable year, the shares of common stock in the closely-held block not owned or treated as owned by qualified stockholders represented 50% or more of our shares of common stock. For these purposes, a “qualified stockholder” includes an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified stockholder.

Our Chief Executive Officer, who beneficially owned approximately 12.0% of our shares of common stock as of April 1, 2014, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification procedures designed to establish status as a qualified stockholder. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons (each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares) own, in the aggregate, more than 50% of our outstanding shares. However, his compliance and the compliance of such entities he controls with the terms of that agreement may not enable us or our subsidiaries to qualify for the benefits of Section 883. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

If we or our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, then we or our subsidiaries would be subject for those years to the 4% United States federal income tax on gross United States shipping income or, in certain circumstances, to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We could become a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States holders and, in turn, us.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income” and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

We do not believe that we were a PFIC for 2013. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2013. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2013 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2013, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2013 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Item 10. Additional Information—Tax Consequences—United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our shares of common stock. See “Item 10. Additional Information—Tax Consequences—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

Our corporate governance practices are in compliance with the Nasdaq corporate governance standards, however, as a foreign private issuer, we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our corporate governance practices are in compliance with the Nasdaq corporate governance standards. As a foreign private issuer, however, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit and compensation committee and a formal written audit and compensation committee charter. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies and we do not intend to rely on this exemption; however, if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the

Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction.

It may be difficult to enforce service of process and judgments against us and our officers and directors.

We are a Marshall Islands company, and our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S., federal or state securities laws.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or “PCAOB”, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor’s performance of audits of SEC registrants and our auditor’s quality controls. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

Risks Related To Our Common Stock

The market price of our common stock has fluctuated and may continue to fluctuate in the future.

The market price of our common stock has fluctuated widely since our initial public offering in October 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the LPG carrier and product carrier sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the LPG carrier and product carrier sectors, changes in general economic or market conditions and broad market fluctuations.

If the market price of our common stock again drops below $5.00 per share, under stock exchange rules, our stockholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use shares of our common stock as collateral may depress demand and certain institutional investors are restricted from investing in or holding shares priced below $5.00, which could lead to sales of such shares creating further downward pressure on and increased volatility in the market price of our common stock.

Our Board of Directors suspended the payment of cash dividends as a result of market conditions in the international shipping industry.

In light of the volatile global economic situation, which could reduce the revenues we obtain from chartering our vessels and reduce the market value of our vessels, our Board of Directors decided, in the first quarter of 2009, to suspend dividend payments. In addition, other external factors, such as our existing loan agreements, future financing arrangements and capital expenditures, as well as Marshall Islands law, may also restrict or prohibit our declaration and payment of dividends under some circumstances. For instance, we are not permitted to declare or pay cash dividends in any twelve month period that exceed 50% of our free cash flow in the preceding twelve month period. Due to these constraints on dividend payments we may not be able to pay regular quarterly dividends in the future. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities—Financial Covenants.”

The declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of future dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements or other financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

•	authorizing our Board of Directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified Board of Directors with staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of 80% of the outstanding shares of our common stock entitled to vote for the directors;

•	limiting the persons who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	prohibiting certain transactions with interested stockholders.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Item 4.	Information on the Company

A. History and Development of the Company

StealthGas Inc. was incorporated in December 2004 in the Republic of the Marshall Islands. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number for calls originating from the United States is (011) (30) (210) 625-0001.

In October 2005, we completed an initial public offering of 8,000,000 shares of our common stock in the United States and our common stock began trading on the Nasdaq National Market and now trade on the Nasdaq Global Select Market under the symbol “GASS”. In August 2007, we completed a follow-on public offering of 7,660,105 common shares. During 2010, we initiated a share repurchase plan under which we bought back 1,205,229 common shares in 2010 and 551,646 common shares in 2011. The shares we repurchased during 2011 are being held as treasury stock. In April 2013, we completed a follow-on public offering of 11,500,000 common shares and in February 2014 we completed a registered offering of 3,398,558 common shares.

Prior to the initial public offering, we owned nine LPG carriers. Since the initial public offering, we acquired an additional 45 LPG carriers, three product carriers and one Aframax crude oil tanker and sold 16 LPG carriers so that as of December 31, 2013, we had a fleet of 38 LPG carriers, three product carriers, and one Aframax crude oil tanker.

During 2013, we took delivery of five second hand modern LPG carriers, three in the second quarter and two in the third quarter, respectively. As of April 1, 2014, we had also taken delivery of one new building LPG carrier in March 2014 and had agreements to acquire 17 LPG carriers under construction with expected deliveries in 2014 and 2015. Once the delivery of these newbuildings is completed, our fleet will be composed of 56 LPG carriers with a total capacity of 273,959 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt Aframax tanker, assuming no other acquisitions or disposals.

Our company operates through a number of subsidiaries which either directly or indirectly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2014 all of which are wholly-owned by us, is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

We own a fleet of LPG carriers providing international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers chartered to oil producers, refiners and commodities traders. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The three medium range product carriers in our fleet are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, while our Aframax tanker is used for carrying crude oil. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group.

As of April 1, 2014, our fleet consisted of 39 LPG carriers with an average age of 11.9 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. We also have agreements to acquire 17 LPG carriers, which are scheduled to be delivered in 2014 and 2015.

The table below describes our fleet and its deployment as of April 1, 2014.

LPG Carriers (39 Vessels)

Name	Year Built	Vessel Size (cbm)	Vessel Type	Employment Status	Expiration of Charter(1)
Gas Cathar	2001	7,517	fully-pressurized	Time Charter	July 2016
Gas Esco	2012	7,500	fully-pressurized	Time Charter	June 2017
Gas Husky	2012	7,500	fully-pressurized	Bareboat Charter	January 2017
Gas Premiership	2001	7,200	fully-pressurized	Time Charter	October 2016
Eco Stream(2)	2014	7,200	fully-pressurized	Bareboat Charter	March 2022
Gas Haralambos	2007	7,000	fully-pressurized	Time Charter	July 2016
Gas Marathon	1995	6,572	fully-pressurized	Spot	—
Gas Moxie	1992	6,562	fully-pressurized	Spot	—
Gas Flawless	2007	6,300	fully-pressurized	Time Charter	July 2014
Gas Elixir	2011	5,018	fully-pressurized	Bareboat Charter	December 2015
Gas Myth	2011	5,018	fully-pressurized	Time Charter	November 2014
Gas Cerberus	2011	5,018	fully-pressurized	Time Charter	July 2015
Gas Monarch	1997	5,018	fully-pressurized	Time Charter	January 2015
Lyne	1996	5,014	fully-pressurized	Bareboat Charter	April 2014
Gas Emperor	1995	5,013	fully-pressurized	Time Charter	December 2014
Gas Texiana	1995	5,001	fully-pressurized	Spot	—
Sir Ivor	2003	5,000	fully-pressurized	Bareboat Charter	April 2014
Gas Icon	1994	5,000	fully-pressurized	Time Charter	August 2014
Gas Defiance	2008	5,000	fully-pressurized	Time Charter	January 2015
Gas Shuriken	2008	5,000	fully-pressurized	Time Charter	October 2014
Gas Ethereal	2006	5,000	fully-pressurized	Time Charter	September 2014
Gas Inspiration	2006	5,000	fully-pressurized	Time Charter	August 2014
Gas Sincerity(2)	2000	4,123	fully-pressurized	Bareboat Charter	August 2018
Gas Spirit(3)	2001	4,112	fully-pressurized	Bareboat Charter	January 2016
Gas Zael(2)	2001	4,111	fully-pressurized	Bareboat Charter	February 2018
Gas Kaizen	1991	4,109	semi-refrigerated	Time Charter	Mach 2015
Gas Evoluzione	1996	3,517	fully-pressurized	Spot	—
Gas Astrid(2)	2009	3,500	fully-pressurized	Bareboat Charter	April 2022
Gas Legacy	1998	3,500	fully-pressurized	Spot	—
Sakura Symphony	2008	3,500	fully-pressurized	Bareboat Charter	September 2014
Gas Alice	2006	3,500	fully-pressurized	Time Charter	May 2014
Gas Enchanted	2006	3,500	fully-pressurized	Time Charter	May 2014
Gas Sikousis(3)	2006	3,500	fully-pressurized	Bareboat Charter	May 2016
Gas Exelero(2)	2009	3,500	fully-pressurized	Bareboat Charter	June 2022
Gas Arctic	1992	3,434	semi-refrigerated	Time Charter	April 2014
Gas Ice	1991	3,434	semi-refrigerated	Time Charter	January 2015
Gas Galaxy	1997	3,312	fully-pressurized	Time Charter	May 2016
Gas Pasha	1995	3,244	fully-pressurized	Time Charter	January 2015
Gas Crystal	1990	3,211	semi-refrigerated	Time Charter	April 2014
		189,559 cbm

(1)	Earliest date charters could expire.
(2)	Subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines overtime from the estimated market value of the vessel at the time of entering into the charter in the first quarter of 2014.
(3)	Subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter.

Contracted Newbuilding LPG Carriers (17 Vessels)

Name	Vessel Size (cbm)	Vessel Type	Scheduled Delivery
To be named	7,500	fully-pressurized	2015
To be named(1)(2)	7,200	fully-pressurized	2014
To be named	7,200	fully-pressurized	2015
To be named	5,000	fully-pressurized	2014
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	5,000	fully-pressurized	2015
To be named	3,500	fully-pressurized	2014
To be named	3,500	fully-pressurized	2014
To be named	3,500	fully-pressurized	2015
To be named	3,500	fully-pressurized	2015
To be named	3,500	fully-pressurized	2015
	84,400 cbm

(1)	Scheduled to commence a eight-year bareboat charter upon delivery to us.
(2)	Subject to purchase option pursuant to which charterer may purchase such vessel at specified times during the charter at a price that declines overtime from the estimated market value of the vessel at the time of entering into the charter in the first quarter of 2014.

Total LPG Carrier Fleet:	56 vessels	273,959 cbm

Product Carriers/Crude Oil Tanker (4 Vessels)

Name	Year Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Navig8 Fidelity	2008	47,000	MR product carrier	Bareboat Charter	January 2016
Navig8 Faith	2008	47,000	MR product carrier	Bareboat Charter	February 2016
Stealth Bahla	2009	46,000	MR product carrier	Time Charter	July 2016
Spike	2010	115,804	Aframax oil tanker	Bareboat Charter	August 2015
		255,804 dwt

(1)	Earliest date charters could expire.

Commercial and Technical Management of Our Fleet

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth

Maritime pays third parties and receives reimbursement from us. In addition, Stealth Maritime may subcontract technical management and crew management for some of our vessels to third parties, including Selandia, a ship management company based in Singapore, Swan Shipping Corporation based in Manila, Brave Maritime (an affiliate of Stealth Maritime) based in Greece, and Bernard Shulte Management based in Athens. These four technical managers are supervised by Stealth Maritime.

Under the November 2006 agreement, which was amended effective January 1, 2007, as approved by our Board of Directors, including all of our independent directors, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or the principal shareholder) is our fleet manager or Harry N. Vafias is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier which Stealth Maritime may acquire in the future. In addition, Stealth Maritime has agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessels to us. This right of first refusal does not prohibit Stealth Maritime from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers or crude oil tankers. Additional vessels that we may acquire in the future may be managed by Stealth Maritime, which is an affiliate of the Vafias Group, or by other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime expired in June 2010; however, unless six months’ notice of non renewal is given by either party prior to the end of the then current term, this agreement automatically extends for additional 12 month periods. No such notice has been given, and accordingly, this agreement will extend to June 2015.

For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Selandia (Singapore), PTC, a crew agent based in the Philippines and Swan Shipping are responsible for providing the crewing of the LPG fleet, to the extent that these vessels are not deployed on bareboat charters. These responsibilities include training, compensation, transportation and insurance of the crew.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our LPG carriers and tankers on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in LPG charter rates, although we are then exposed to the risk of declining LPG carrier charter rates. Typically spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2014, we had five LPG carriers operating in the spot market, 11 vessels on time charters expiring in 2014 , 12 on time charters expiring from 2015 to 2017 and 15 on bareboat charters expiring from 2014 to 2017. In terms of coverage of the available calendar days of our fleet as of April 1, 2014 we had 71% of the available calendar days fixed under period charters for 2014, and 43% for 2015; in each case excluding the 17 LPG carriers we have contracted to acquire, for only one of which we have arranged employment.

While the majority of our fleet is operating in the Far East, we deploy vessels globally. Some of the areas where we usually operate are the Middle East, the Mediterranean, North West Europe and Latin America. According to industry reports the United States may increase its exports of LPG products in the near future. In the event this creates more demand for vessels like ours, we would expect to deploy more vessels in the United States and the Caribbean. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include producers of LPG products, such as national, major and other independent energy companies and energy traders, and industrial users of those products. For the year ended December 31, 2013 we had 50 customers with one customer accounting for more than 10% of our total revenues, which accounted for 11% of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third parties.

Environmental and other Regulations

Government regulations significantly affect the ownership and operation of our vessels. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which they may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulations—International Maritime Organization (“IMO”)

The International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, by noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Options for implementing the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate.

In October 2008, the IMO adopted amendments to Annex VI, and United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur dioxide levels in bunker fuels to be phased in by 2020 and impose more stringent nitrogen oxide emission standards on marine diesel engines, depending on their date of installation. As of, January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. More stringent emission standards will apply in coastal areas designated by the IMO as Emission Control Areas, such as the Baltic and North Seas, United States and Canadian coastal areas, and the United States Caribbean Sea. Vessels operating within an ECA are not permitted to sue fuel with a sulfur content in excess of 1.5%, with a further reduction in sulfur content to 0.10% on January 1, 2015. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements. We may incur costs to comply with the new Annex VI requirements.

Our LPG carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for LPG carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. All of our LPG carriers have Certificates of Fitness and we intend to obtain such certificates for the vessels that we have agreed to acquire.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the CLC) (the United States, with its separate OPA 90 regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (SDR) plus 631 SDR for each additional gross ton over 5,000. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the

CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008 and as of February 28, 2014, has been ratified by 75 states. In other jurisdictions, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

Our LPG vessels and product carriers may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs that may be needed to comply with its requirements should it enter into force.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. The BWM Convention will not become effective for a 12 month period after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention has not been adopted by a sufficient number of states with sufficient tonnage to enter into force. Many of the implementation dates in the BWM Convention have already passed, so, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they will be triggered by the entry into force date, and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and delays the date for installation of ballast water management systems until the first renewal survey following entry into force of the BWM Convention. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for our vessels, although it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety

Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The operations of our product carriers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (IBC Code) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods are expected to enter into force in June 2014. We may need to make certain expenditures to comply with these amendments.

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA broadly defines these other damages to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the United States Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17,088,000 for double-hulled tank vessels and established a procedure for adjusting the limits every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty.

Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

The United States Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Although the 2010 oil spill disaster in the Gulf of Mexico involved a drilling rig and well, it may result in additional legislative or regulatory initiatives for all vessels, including the raising or elimination of liability caps under OPA or more stringent operational requirements. We cannot predict what additional requirements may be enacted and what effect, if any, such requirements may have on our operations.

Environmental Regulations—Other Environmental Initiatives

The EU has also adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority.

On March 23, 2012, the U.S. Coast Guard adopted new ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the 2004 BWM Convention described above. The new requirements are being phased in based on the size of the vessel and its next drydocking date and could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures and/or could otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The U.S. Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. The EPA issued a new VGP that became effective in December 2013. Among other things, it contains numeric ballast water discharge limits for most vessels, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally friendly lubricants. We have submitted NOI (Notice Of Intent) for discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. Compliance with the EPA and Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Climate Control Initiatives

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. No new treaty was adopted at the December 2010 United Nations Climate Change Conference in Cancun, but agreements were signed that extended the deadline for deciding whether to extend the validity of the Kyoto Protocol and required developed countries to raise the levels of their emission reductions while assisting less developed countries to do the same. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. There is pressure to include shipping in any new treaty. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two new sets of mandatory requirements to address greenhouse gas emissions from shipping. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and will apply to new vessels. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. These requirements entered into force in January 2013 and could cause us to incur additional costs to comply. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. The EU has proposed legislation that would require the monitoring and reporting of greenhouse gas emissions from marine vessels. The United States EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source regulations do not apply to greenhouse gas emissions from vessels, EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping, Bureau Veritas, American Bureau of Shipping, RINA SpA and Nippon Kaiji Kyokai. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be met concurrently with the special survey.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a precondition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels are drydocked for the special survey for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $65,000 per vessel.

We also maintain increased value insurance for most of our vessels. Under the increased value insurance in case of total loss of the vessel we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, a form of mutual indemnity insurance which covers our third party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations or “clubs.” This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. While the worldwide LPG sector is comparatively smaller than other shipping sectors, consisting of vessels of varying sizes between 1,000 and 85,000 cbm, it is a diversified global market with many charterers, owners and operators of vessels. As of April 1, 2014, our LPG carrier fleet had an average age of 11.9 years and, accordingly, we believe we are well positioned from a competitive standpoint in terms of our vessels meeting the ongoing needs of charterers. Also, as of April 1, 2014, we believe we had one of the largest single-owned fleets in our sector segment (3,000 cbm to 8,000 cbm), which, in our view, also positions us well from the standpoint of charterers and competitors. We believe, however, that the LPG shipping sector will continue to be highly competitive, and will be driven by both energy production and consumption.

Ownership of medium range product carriers and crude oil tankers capable of transporting crude oil and refined petroleum products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, is highly diversified and is divided among many independent tanker owners. Many oil companies and other oil trading companies, the principal charterers of our product carriers and crude oil tankers, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.

Seasonality

The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30, as was the case in each of the last five fiscal years. We have limited exposure to seasonality with respect to our product carriers as two of them are deployed on fixed rate bareboat charters expiring in the first quarter of 2016 and the third is deployed on a fixed rate time charter expiring in the third quarter of 2016. Similarly, the Aframax crude oil tanker is deployed in a five-year fixed rate bareboat charter expiring in the third quarter of 2015.

C. Organizational Structure

As of December 31, 2013, we are the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

D. Properties

Other than our vessels we do not have any material property. For information on our fleet see “Item 4. Information on the Company—Business Overview.” Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

We have no freehold or material leasehold interest in any real property. We lease office space from the Vafias Group. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space.”

Item	4A. Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a provider of international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers to oil producers, refineries and commodities traders. We own a fleet of 39 LPG carriers that carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and VCM, three medium range product carriers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. As of December 31, 2013 our fleet consisted of 38 LPG carriers, three product carriers and an Aframax tanker. We took delivery of one newbuilding eco LPG carrier in March 2014 and are expecting the delivery of four newbuilding eco LPG carriers during 2014. Furthermore we have contracted the acquisition of another 13 newbuilding vessels scheduled for delivery in 2015. Once the delivery of these newbuildings is completed, our fleet will be composed of 55 LPG carriers with a total capacity of 273,959 cubic meters (cbm), three medium range product carriers with a total capacity of 140,000 dwt and one 115,804 dwt crude oil tanker, assuming no further acquisitions or dispositions. For the years ended December 31, 2011, 2012 and 2013, we owned an average of 37.6, 36.9, and 39.4 vessels, respectively, generating revenues of $118.3 million, $119.2 million and $121.5 million, respectively.

We, through Stealth Maritime, manage the employment of our fleet. We intend to continue to deploy our fleet under period charters including time and bareboat charters, which can last up to several years, and spot market or voyage charters, which generally last from one to six months, subject to market conditions. Period charters and short term time charters are for a fixed period of time.

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Charters and revenues. Under a time charter, the charterer pays a fixed rate per day over the term of the charter; a time charter, including a short term time charter, may provide for rate adjustments and profit sharing. Under a bareboat charter, the charterer pays us a fixed rate for its use of our ship for the term of the charter. Under a voyage charter, we agree to transport a specified cargo from a loading port to a discharging port for a fixed amount.

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Charters and expenses. Under a time charter, we are responsible for the vessel’s operating costs (crew, provisions, stores, lubricants, insurance, maintenance and repairs) incurred during the term of the charter, while the charterer pays voyage expenses (port, canal and fuel costs) that are unique to each particular voyage. Under a bareboat charter, the charterer is responsible for all vessel operating expenses and voyage expenses incurred during the term of the charter. Under a voyage or spot charter, we are responsible for both the vessel operating expenses and the voyage expenses incurred in performing the charter.

As of April 1, 2014, 12 of our LPG carriers, two of our medium range product carriers and our Aframax crude oil tanker were deployed on bareboat charters, under which the charterer is responsible for the costs associated with the operating the vessels. Of the remaining vessels in our fleet, as of April 1, 2014, five were employed in the spot market, with the remaining vessels deployed on time charters. As of April 1, 2014, 71% of our anticipated fleet days for the existing fleet were covered by period charter contracts for the remainder of 2014 and 43% for 2015 (in each case excluding the LPG carriers which we have agreed to acquire, but have not yet been delivered). The corresponding forward coverage as of April 1, 2013 was 76% for the remainder of 2013 and 46% for 2014. We are, however, exposed to prevailing charter rate fluctuations for the remaining anticipated fleet days not covered by period charter contracts, as well as performance by our counterparties for the chartered days.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. Five of our LPG carriers and one of our LPG carrier newbuildings scheduled for delivery in 2014, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at declining stipulated prices at any time during the current charter for the respective vessels and two of our vessels, are subject to arrangements pursuant to which the charterer has options to purchase the vessels at the end of their current charters in 2016. If any of these purchase options were to be exercised, the expected size of our LPG carrier fleet would be reduced, and as a result our anticipated level of calendar days and revenues would be reduced.

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Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

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Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days (excluding commercially idle days) during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

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Cyclicality. The international gas carrier market, including the transport of LPG, is cyclical with attendant volatility in profitability, charter rates and vessel values, resulting from changes in the supply of, and demand for, LPG carrier capacity. During 2009 and 2010 there was a downturn in market conditions resulting in lower charter rates and vessel utilizations, in part due to charterers seeking to limit their period charter commitments. Since the last quarter of 2011, LPG carrier market conditions have improved with higher LPG carrier charter rates and utilization levels, and as of April 1, 2014, we had five vessels trading in the spot market. We expect to take delivery of 17 LPG carrier newbuildings in 2014 and 2015, for 16 of which we have not yet arranged employment. Rates remain below highs reached in 2007 and 2008, however, and remain subject to downside risks, including, in the event of increased weakness in the global economy and lower demand for the seaborne transport of LPG.

With regard to the vessels in the spot market, we are exposed to changes in spot rates for LPG carriers and such changes affect our earnings and the value of our LPG carriers at any given time. When LPG vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the global supply of LPG carriers, satisfying demand sooner and potentially suppressing charter rates. With regard to the four tankers in our fleet, the three product carriers are deployed on a fixed rate charters expiring in 2016, while the Aframax tanker is deployed on a fixed rate charter that expires in 2015, which will limit our exposure to fluctuations in charter rates for these vessels, although we agreed to rate reductions under the charters for two of our product carriers in December 2012, which is a reflection of prevailing market rates for product carriers and Aframax tankers which are below the current charter rates for our tankers.

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Seasonality. The LPG carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ending December 31 and March 31 and relatively weaker during the fiscal quarters ending June 30 and September 30, as was the case in 2011, 2012 and 2013. We have limited exposure to seasonality with respect to our product carriers and Aframax tanker as these are deployed on long term fixed rate charters.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can also cause our vessel operating expenses to increase. In addition, our net income is affected by our financing arrangements, including our interest rate swap arrangements, and, accordingly, prevailing interest rates and the interest rates and other financing terms we may obtain in the future.

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LPG carrier, product carrier and crude oil tanker charter markets.

We employ our vessels under time, bareboat and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improving charter rates, although we are then exposed to the risk of declining LPG carrier, product carrier or crude oil tanker charter rates, which may have a materially adverse impact on our financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunkers (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil) accounted for 58.4% of total voyage expenses for the year ended December 31, 2013, 57.1% for the year ended December 31, 2012 and 64.8% for the year ended December 31, 2011. Commissions on hire are paid to our manager Stealth Maritime and/or third party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement since 2005. In 2013, port and canal charges and bunker expenses represented a relatively small portion of our vessels’ overall expenses, 11.3%, because the majority of our vessels were employed under period charters, including time and bareboat charters, that require the charterer to bear such expenses. As of April 1, 2014, we had five vessels in the spot market for which we pay bunker and port expenses; the corresponding number as of April 1, 2013 was eight.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed (time, bareboat or spot charter) also affects our operating expenses because for vessels that we deploy on bareboat charters we do not pay for their operating expenses. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During 2013 we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates have been in effect since January 1, 2007. Stealth Maritime also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf that is included in the cost of the vessel. From these management fees paid to Stealth Maritime, Stealth Maritime pays the three technical managers that are responsible for the technical management of some of our vessels that are not technically managed by Stealth Maritime on a day-to-day basis.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors and officers insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor. During the year ended December 31, 2013, such compensation was in the aggregate amount of $1.2 million.

We had an amount of $0.2 million of unrecognized stock-based compensation expense as of December 31, 2013, relating to equity awards issued to our executive officers and non-executive members of our Board of Directors in 2012. Such expense will be recognized as general and administrative expenses, ratably over the vesting period until September 30, 2014.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Depreciation and Dry docking

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 30 years from the date of their initial delivery from the shipyard in the case of our LPG carriers and 25 years in the case of our product carriers and crude oil tanker. Depreciation is based on cost less the estimated scrap value of the vessels. We expense costs associated with dry dockings and special and intermediate surveys as incurred that may affect the volatility of our results. During 2013, we dry docked seven vessels at a total cost of $3.2 million. We expect that during 2014 our dry docking costs will be at significantly lower levels, as only one vessel was scheduled to be dry docked.

Gain / Loss on Sale of Vessels

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Depreciation is calculated using the straight line method, from the date the vessel was originally built, over an estimated useful life of 25 years for the tankers in our fleet and 30 years for the LPG carriers in our fleet. LPG carriers tend to trade for longer periods due to the less corrosive nature of the cargoes they carry. Residual values used in depreciation calculations are based on $350 per light weight ton.

During the year ended December 31, 2013, no vessels were sold. During the year ended December 31, 2012, we sold two vessels, the Gas Tiny, and the Gas Kalogeros and based on the agreed sales prices we recorded an aggregate net gain on sale of vessels of $1.4 million. During the year ended December 31, 2011, we sold four vessels, the Gas Shanghai, the Gas Czar, the Gas Chios and the Gas Nemesis and we recorded an aggregate net loss on sale of vessels of $5.7 million.

Loss on Derivatives

Our interest rate swap arrangements are not accounted for as hedges. As a result, all changes in the fair value of our cash flow interest rate swap agreements are recorded in earnings under “Loss on Derivatives.” This increases the potential volatility in our reported earnings, in comparison to the case where such arrangements did qualify for hedge accounting, due to the recognition of non-cash fair value movements of our cash flow interest rate swaps directly to our statement of income.

Interest Expense and Finance Costs

We have entered into credit facilities to fund a portion of the purchase price of the vessels in our fleet, which are described in the “—Credit Facilities” section below. We incur interest expense on outstanding indebtedness under these credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are deferred and amortized over the period of the facility, which we also include in interest expense. We will incur additional interest expenses under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels as described in the “—Liquidity and Capital Resources” section below.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

The average number of vessels in our fleet was 39.4 in the year ended December 31, 2013 compared to 36.9 in the year ended December 31, 2012.

REVENUES—Voyage revenues for the year ended December 31, 2013 were $121.5 million compared to $119.2 million for the year ended December 31, 2012, an increase of $2.3 million. Total calendar days for our fleet were 14,399 in the year ended December 31, 2013 compared to 13,494 for the year ended December 31, 2012; the difference was due to the increase in the average number of vessels in our fleet. Of the total calendar days in 2013, 4,944, or 34.3% were bareboat charter days and 6,952, or 48.3% were time charter days. This compares to 5,181, or 38.4%, bareboat charter days and 6,350, or 47.1%, time charter days in 2012. Our fleet operational utilization was 92.3% and 95.4% for the years ended December 31, 2013 and December 31, 2012, respectively. Revenues increased in 2013 due primarily to the higher number of calendar days for our fleet.

VOYAGE EXPENSES—Voyage expenses were $14.3 million for the year ended December 31, 2013 compared to $12.7 million for the year ended December 31, 2012, an increase of $1.6 million, or 12.6%. This was primarily due to the higher number of vessels operating under spot charters in the 2013 period. Voyage expenses consisted largely of bunker charges in the amount of $8.3 million for 2013 compared to bunker charges in the amount of $7.3 million for 2012, an increase of $1.0 million, due to the increase in the number of spot charter days. Under spot charters we are responsible for paying the bunkers’ consumption. Voyage expenses also included port expenses of $2.1 million for the year ended December 31, 2013 compared to $1.7 million for the year ended December 31, 2012, an increase of $0.4 million and commissions to third parties which were $1.8 million for the year ended December 31, 2013, similar to the amount for the year ended December 31, 2012.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $36.5 million for the year ended December 31, 2013 compared to $30.6 million for the year ended December 31, 2012, an increase of $5.9 million, or 19.3%. The main reason for this increase was the larger number of vessels in the fleet, as five new vessels were added and two more vessels came off bareboat charters and were operated under time charters during 2013. Other components of vessel operating expenses were spares and consumable stores, which increased from $5.3 million in the year ended December 31, 2012 to $5.8 million in the year ended December 31, 2013, while repairs and maintenance costs were $4.2 million in the year ended December 31, 2013 compared to $3.0 million in the year ended December 31, 2012.

DRY DOCKING COSTS—Dry docking costs were $3.2 million for the year ended December 31, 2013 compared to $ 2.1 million for the year ended December 31, 2012, an increase of $1.1 million, or 52.4%. Dry docking costs increased due to an increase in the number of vessels having to undergo dry docking inspections in the year ended December 31, 2013 compared to the number of vessels that underwent dry docking inspections in the year ended December 31, 2012. For the year ended December 31, 2013, seven vessels were dry docked compared to five vessels for the year ended December 31, 2012.

MANAGEMENT FEES—Management fees were $4.8 million for the year ended December 31, 2013 compared to $4.3 million for the year ended December 31, 2012, an increase of $0.5 million or 11.6%. The increase was due to the higher average number of vessels in the fleet; 39.4 for the year ended December 31, 2013 compared to 36.9 for the year ended December 31, 2012. The daily management fees per vessel did not change during these periods. For the year ended December 31, 2013, 65.7% of our total calendar days related to vessels under time or spot charter while for the year ended December 31, 2012, 61.6% related to vessels under time or spot charter. Accordingly, both the total number of calendar days due to the increase in the average size of our fleet and the number of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to bareboat charter days, for which the lower $125 per vessel per day management fee was paid, increased in 2013 from 2012. As a result of the above, management fees increased.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses remained stable at $2.8 million for both the years ended December 31, 2013 and 2012. Included in the general and administrative expenses for the years ended December 31, 2013 and December 31, 2012 are $1.2 million and $1.6 million, respectively, paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

DEPRECIATION—Depreciation expenses for the 39.4 average number of vessels in our fleet for the year ended December 31, 2013 were $30.8 million compared to $28.8 million for the 36.9 average number of vessels in our fleet for the year ended December 31, 2012, an increase of $2.0 million, or 6.9%. The increase is due to the higher average number of vessels in our fleet in the 2013 period.

NET GAIN/LOSS ON SALE OF VESSELS—No vessel sales took place during the year ended December 31, 2013, while for the year ended December 31, 2012, a $1.4 million gain on the sale of two vessels was recognized.

INTEREST AND FINANCE COSTS—Interest and finance costs were $ 8.2 million for the year ended December 31, 2013 compared to $9.4 million for the year ended December 31, 2012, a decrease of $1.2 million, or 12.8%. The reduction in interest and finance cost was due to lower interest rates and due to the capitalization of borrowing costs as part of the cost of the vessels under construction.

LOSS ON DERIVATIVES—Included in the results for the year ended December 31, 2013 are net losses from interest rate derivative instruments of $0.03 million. Interest paid on interest rate swap arrangements amounted to $2.8 million for the year ended December 31, 2013, or $0.01 per share, compared to $4.6 million for the year ended December 31, 2012 and net gains from change in fair value of the same arrangements amounted to $2.8 million for the year ended December 31, 2013 compared to $3.5 million for the year ended December 31, 2012.

INTEREST INCOME—Interest income was $0.4 million for the year ended December 31, 2013, compared to $0.2 million for the year ended December 31, 2012, an increase of $0.2 million, related to higher average cash balances on deposit throughout the year ended December 31, 2013 compared to the year ended December 31, 2012.

NET INCOME—As a result of the above factors, we recorded a net income of $21.2 million for the year ended December 31, 2013, compared to net income of $29.0 million for the year ended December 31, 2012.

Year ended December 31, 2012 compared to the year ended December 31, 2011

The average number of vessels in our fleet was 36.9 in the year ended December 31, 2012 compared to 37.6 in the year ended December 31, 2011.

REVENUES—Voyage revenues for the year ended December 31, 2012 were $119.2 million compared to $118.3 million for the year ended December 31, 2011, an increase of $0.9 million. Total calendar days for our fleet were 13,494 in the year ended December 31, 2012 compared to 13,716 for the year ended December 31, 2011; the difference was due to the decrease in the average number of vessels in our fleet. Of the total calendar days in 2012, 5,181, or 38.4% were bareboat charter days and 6,350, or 47.1% were time charter days. This compares to 3,938, or 28.7%, bareboat charter days and 6,517, or 47.5%, time charter days in 2011. Our fleet operational utilization was 95.4% and 89.7% for the years ended December 31, 2012 and December 31, 2011, respectively. Despite the decrease in the average number of vessels in our fleet and the increase in bareboat charter days, revenues increased in 2012 due primarily to the higher prevailing charter rates for handysize LPG carriers.

VOYAGE EXPENSES—Voyage expenses were $12.7 million for the year ended December 31, 2012 and were $17.8 million for the year ended December 31, 2011 a decrease of $5.1 million, or 28.7%. These consisted largely of bunker charges in the amount of $7.3 million for 2012 compared to bunker charges in the amount of $11.6 million for 2011, a decrease of $4.3 million, due to the decrease in the number of spot charter days and corresponding increase in the number of time and bareboat charter days. Under spot charters we are responsible for paying for bunker consumption. Voyage expenses also included port expenses of $1.7 million for the year ended December 31, 2012 compared to $2.2 million for the year ended December 31, 2011, a decrease of $0.5 million and commissions to third parties which were $1.8 million for the year ended December 31, 2012, similar to the equivalent amount for the year ended December 31, 2011.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $30.6 million for the year ended December 31, 2012 and were $36.6 million for the year ended December 31, 2011, a decrease of $6.0 million, or 16.4%. The main reason for this decrease is the reduction in crew wages and related costs that were $19.3 million for the year ended December 31, 2012 compared to $22.0 million for the year ended December 31, 2011, since more vessels operated under bareboat charters in the year ended December 31, 2012 whereby the charterers pay for costs related to crewing. Other components of vessel operating expenses were spares and consumable stores, which decreased from $5.9 million in the year ended December 31, 2011 to $5.3 million in the year ended December 31, 2012, while repairs and maintenance costs were $3.0 million in the year ended December 31, 2012 compared to $4.9 million for the year ended December 31, 2011.

DRY DOCKING COSTS—Dry docking costs were $2.1 million for the year ended December 31, 2012 and were $3.4 million for the year ended December 31, 2011, a decrease of $1.3 million, or 38.2%. Dry docking costs decreased due to a decrease in the number of vessels having to undergo dry docking inspections in the year ended December 31, 2012 compared to the number of vessels that underwent dry dockings in the year ended December 31, 2011. For the year ended December 31, 2012, five vessels were dry docked compared to nine vessels for the year ended December 31, 2011.

MANAGEMENT FEES—Management fees were $4.3 million for the year ended December 31, 2012 and were $4.8 million for the year ended December 31, 2011, a decrease of $0.5 million or 10.4%. For the year ended December 31, 2012, out of 13,494 total calendar days, 61.6% related to vessels under time or spot charter while for the year ended December 31, 2011, out of 13,716 total calendar days, 68.8% related to vessels under time or spot charter. Accordingly, both the total number of calendar days due to the decrease in the average size of our fleet and the number of time and spot charter days, for each of which the higher $440 per vessel per day management fee was paid, compared to bareboat charter days, for which the lower $125 per vessel per day management fee was paid, decreased in 2012 from 2011. As a result of the above, the management fees decreased.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses were $2.8 million for the year ended December 31, 2012 and were $2.6 million for the year ended December 31, 2011, an increase of $0.2 million, or 7.7%. Included in the General and administrative expenses for the years ended December 31, 2012 and December 31, 2011 are $1.6 million and $1.2 million respectively paid to our manager for the services of the Company’s executive officers pursuant to our management agreement.

DEPRECIATION—Depreciation expenses for the 36.9 average number of vessels in our fleet for the year ended December 31, 2012 were $28.8 million compared to $27.6 million for the 37.6 average number of vessels in our fleet for the year ended December 31, 2011, an increase of $1.2 million, or 4.3%. The increase is due to the two newbuilding LPG carriers that we acquired during 2012, which have a higher book value compared to the two older vessels that were sold during the same year.

NET GAIN/LOSS ON SALE OF VESSELS—Following the sale of two vessels, the Gas Tiny, and the Gas Kalogeros, we recorded a net gain on the sale of these two vessels for the year ended December 31, 2012 of $1.4 million. This compares to the sale of four vessels, the Gas Shanghai, Gas Chios, Gas Czar and the Gas

Nemesis, during 2011, whereby we recorded a net loss on the sale of these four vessels for the year ended December 31, 2011 of $5.7 million.

INTEREST AND FINANCE COSTS—Net interest and finance costs were $9.4 million for the year ended December 31, 2012 and were $8.5 million for the year ended December 31, 2011, an increase of $0.9 million, or 10.6%. This resulted despite the decrease in the average debt outstanding from $351.1 million during the year ended December 31, 2011 to $345.4 million in the year ended December 31, 2012 due to the higher average interest rate including margin which increased to 2.39% for the year ended December 31, 2012, compared to 2.23% for the year ended December 31, 2011.

LOSS ON DERIVATIVES—For the years ended December 31, 2012 and December 31, 2011, we incurred a loss on derivatives of $1.1 million and $2.9 million, respectively. The loss on derivatives for the year ended December 31, 2012 is related to our interest rate swap agreements and consists of a cash loss of $4.6 million due to the higher fixed rates we pay compared to the lower floating rates we received during 2012 and a non-cash gain of $3.5 million due to the change in the fair value of these contracts. We had no foreign currency contracts during 2012 The loss on derivatives for the year ended December 31, 2011 consists of a cash gain on our foreign currency forward contracts denominated in Japanese Yen totaling $6.3 million due to an overall weakening of the U.S. dollar against the Japanese Yen during the year ended December 31, 2011, a cash loss of $5.5 million on interest rate swaps due to the continuous low interest rate environment with the floating rates we receive under the swap agreements decreasing below the fixed rates we paid under the same agreements and a non-cash loss of $3.7 million due to the change in the fair values of our interest rate swaps and foreign currency contracts. The interest rate swap agreements’ fair value was recorded in our balance sheet as a liability and the foreign currency contracts as an asset.

INTEREST INCOME—Interest income was $0.2 million for the year ended December 31, 2012, compared to $0.1 million for the year ended December 31, 2011, an increase of $0.1 million, related to higher average cash balances on deposit throughout the year ended December 31, 2012 compared to the year ended December 31, 2011.

FOREIGN EXCHANGE GAIN/(LOSS)— For the year ended December 31, 2012, we incurred a foreign exchange loss of $0.1 million. For the year ended December 31, 2011, we incurred a foreign exchange gain of $0.1 million.

NET INCOME—As a result of the above factors, we recorded a net income of $29.0 million for the year ended December 31, 2012, compared to net income of $8.5 million for the year ended December 31, 2011.

B. Liquidity and Capital Resources

As of December 31, 2013, we had cash and cash equivalents of $86.2 million and $3.5 million in restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales and equity offerings. We did not sell any vessels during 2013, but during 2012 we had proceeds of $18.1 million from vessel sales and during 2011 we had proceeds of $25.0 million from vessel sales. We raised capital through a follow-on public common stock offering in the second quarter of 2013 with net proceeds of $109.1 million and in the first quarter of 2014 through a registered common stock offering with net proceeds of approximately $32.0 million. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt and fund working capital requirements.

Our liquidity needs, as of December 31, 2013 through the end of 2014, primarily relate to scheduled debt repayments, funding expenses for operating our vessels, general and administrative expenses and capital expenditures related to the acquisition of five LPG carriers for an aggregate remaining purchase price of $78.9 million. We expect to fund the payments due in 2014 for these vessels with available cash and borrowings under new credit facilities that we have arranged. Beyond 2014, our liquidity needs will additionally include capital expenditures for the balance of the purchase price of 13 additional LPG carrier newbuildings which as of April 1, 2014 amount to $209.9 million.

As of December 31, 2013, we had paid a total of $70.6 million in deposits for sixteen LPG carrier newbuildings which had a $255.0 million remaining purchase price balance payable at the time of the vessels’ respective scheduled deliveries in 2014 and 2015. From December 31, 2013 to April 1, 2014 we took delivery of one newbuilding eco LPG carrier and paid $18.8 million of which $17.2 million was financed by bank debt. During this same period we also ordered two eco LPG carrier newbuildings for which we paid advances of $3.8 million. We expect to fund the remaining amount of the purchase price for the 17 newbuildings through existing and internally generated funds and new credit facilities, for which we have obtained commitment letters of up to $196.9 million, or less, depending on the vessels’ employment and market value at the time of their respective deliveries in 2014 and 2015, for 14 out of the 17 vessels. We may also consider equity issuances to fund these or additional vessel acquisitions as part of our strategic fleet expansion.

As of December 31, 2013, our aggregate debt outstanding was $352.9 million, of which $72.9 million was payable within 12 months. Of the $72.9 million to be paid over the next 12 months, $31.6 million was refinanced on April 25, 2014 with the existing lenders and is now payable in the long-term and has been excluded from our current liabilities, while the remaining $41.3 million related to regular principal installments on our debt. We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, that may restrict our ability to draw down the full amount of certain of our committed credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel in respect of which the advance is being made, our internally generated cash flows and the borrowings under arranged credit facilities will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

Of our existing fleet of 43 vessels as of April 1, 2014, three of our vessels, the Gas Crystal, the Gas Evoluzione and the Gas Texiana, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.

For a description of our credit facilities please refer to the discussion under the heading “—Credit Facilities” below.

In 2009, we entered into a cash conservation approach, which included cost containment efforts and our Board of Directors’ decision to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and the general uncertainties in the global economy. On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice

As of April 1, 2014, 1.8 million shares of common stock had been repurchased at an aggregate cost of $8.5 million. No share purchases had been made since 2011.

Cash Flows

Net cash provided by operating activities—was $49.1 million for the year ended December 31, 2013, $48.4 million for the year ended December 31, 2012, and $42.4 million for the year ended December 31, 2011. This represents the net amount of cash, after expenses, generated by chartering our vessels. The increase in net cash provided by operating activities in 2013 were mainly due to the increase in revenues (net of voyage expenses) generated by operations due to the larger number of vessels in our fleet and the decrease in interest paid, net of amounts capitalized from $8.8 million during 2012 to $7.4 million during 2013 mainly as a result of lower interbank lending rates (LIBOR) and lower average outstanding loan balances. The increases in net cash provided by operating activities in 2012 were mainly due to the increase in revenues generated by operations and a decrease in expenses, mainly voyage and operating expenses.

Net cash used in investing activities—was $119.8 million for the year ended December 31, 2013, $43.9 million for the year ended December 31, 2012 and $31.6 million for the year ended December 31, 2011. During 2013 we acquired five LPG vessels, the Gas Enchanted, the Gas Alice, the Gas Inspiration, the Gas Ethereal, and the Sakura Symphony for a cost of $73.2 million. During 2013 we also agreed to acquire 11 newbuilding vessels under construction with deliveries in 2014 and 2015 for which we paid advances of $51.2 million. During 2012 we sold two vessels, the Gas Tiny and Gas Kalogeros, with net proceeds of $18.1 million. During 2012, outflows of $42.4 million reflect payments to the shipyard for the delivery of the Gas Husky and Gas Esco, while $19.2 million was paid as a deposit for the acquisition of four newbuilding vessels under construction. During 2011, outflows of $43.8 million reflect payments on the delivery from the shipyard of the Gas Cerberus, Gas Elixir and Gas Myth and $11.2 million reflect installments paid to the shipyard with respect to the two other newbuilding LPG carriers, the Gas Husky and the Gas Esco, delivered to us in 2012.

Net cash (used in) provided by financing activities—was $114.6 million for the year ended December 31, 2013 consisting mainly of $109.1 million net proceeds from common stock issuance, $45.2 million in finance proceeds for the acquisition of five vessels and $37.7 million in loan repayments under existing credit facilities. Net cash used in financing activities was $5.7 million for the year ended December 31, 2012 consisting of $43.3 million in finance proceeds for the acquisition of the Gas Husky and Gas Esco and $49.0 million in loan repayments, of which $35.4 million were regular loan installments and $13.6 million were repayments of loans related to the sale of vessels during 2012. For the year ended December 31, 2011, net cash provided by financing activities was $3.0 million consisting mainly of $49.4 million of finance proceeds for the delivery three vessels, $2.2 million paid for stock repurchases and $43.4 million of loan repayments under existing credit facilities.

As and when we identify assets that we believe will provide attractive returns, we generally enter into specific term loan facilities and borrow amounts under these facilities as vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we have entered into and may in the future borrow under credit facilities secured by previously unencumbered vessels in our then-existing fleet.

Credit Facilities

We, and certain of our subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities under which we had aggregate outstanding indebtedness of $352.9 million, as of December 31, 2013 which is reflected in our balance sheet as “Long-term debt” and “Current portion of long-term debt.” For a description of our credit facilities also see Note 10 to our consolidated financial statements included elsewhere in this report.

Credit Facility Issue Date	Outstanding Principal Amount (in millions)	Maturity	Installment Frequency	Installment Amount (in millions)	Balloon (in millions)	Mortgaged Vessels
May 17, 2006	$18.5	May 2016	Quarterly	$1.00	$8.50	Sir Ivor, Lyne, Gas Kaizen, Gas Emperor, Gas Moxie, Gas Ice, Gas Arctic

December 5, 2005	$34.0	Sept 2016	Semi-Annual	$3.20	$20.0	Gas Marathon, Gas Sincerity, Gas Cathar, Gas Legacy, Gas Monarch, Gas Flawless, Gas Premiership

June 6, 2006	$2.2	Jun 2016	Semi-Annual	$0.24	$1.05	Gas Pasha

June 21, 2007	$2.4	Jun 2015	Semi-Annual	$0.34	$1.45	Gas Icon
	$24.0	Dec 2017	Semi-Annual	$1.54	$12.30	Navig8 Fidelity

July 30, 2008	$23.5	Nov 2020	Semi-Annual	$0.97	$9.97	Gas Defiance, Gas Shuriken

February 12, 2008	$24.4	Feb 2020	Quarterly	$0.63	$8.75	Navig8 Faith

October 9, 2008	$9.4	Oct 2020	Semi-Annual	$0.39	$3.97	Gas Sikousis

February 18, 2009	$11.8	Apr 2014	Quarterly	$0.41	$10.99	Gas Astrid, Chiltern
	$9.3	Jul 2014	Quarterly	$0.22	$8.63	Gas Exelero

June 25, 2009	$15.3	Jul 2014	Semi-Annual	$1.08	$13.12	Gas Haralambos, Gas Spirit

February 19, 2009	$20.5	Jul 2019	Quarterly	$0.39	$11.55	Stealth Bahla

January 30, 2009	$34.0	Sept 2016	Quarterly	$0.85	$24.60	Spike, Gas Zael

February 1, 2011	$13.5	Mar 2018	Quarterly	$0.28	$8.80	Gas Elixir
	$13.7	Apr 2018	Quarterly	$0.28	$8.70	Gas Cerberus
	$14.0	Sept 2018	Quarterly	$0.28	$8.80	Gas Myth

March 1, 2011	$19.1	Jan 2020	Quarterly	$0.38	$9.75	Gas Husky
	$19.3	Jun 2020	Quarterly	$0.38	$9.50	Gas Esco
September 23, 2013	$44.0	Sept 2020	Quarterly	$1.26	$11.1	Gas Ethereal Gas Inspiration Gas Alice Gas Enchanted Sakura Symphony

The interest rates on the outstanding loans as of December 31, 2013 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans were 2.23% for the year ended December 31, 2013 and 2.39% for the year ended December 31, 2012. As of December 31, 2013, $53.7 million of our outstanding loans were covered by the interest rate swap agreements paying fixed rates ranging from 2.77% to 4.73% and received floating rates based on LIBOR. During 2014, one of our interest rate swap agreements terminates. As a result, the total notional amount of our interest rate swap agreements will be reduced from $53.7 million as of December 31, 2013 to $31.1 million as of December 31, 2014, so unless we enter into new interest rate swap agreements our exposure to floating interest rates will increase.

As of April 1, 2014, three of our 43 vessels, the Gas Crystal, the Gas Evoluzione and the Gas Texiana, were unencumbered. Other than amounts to be drawn down under the new credit facilities for the partial financing of 14 of the 17 LPG vessels under construction, as further described below, we had no other undrawn borrowing capacity under our existing credit facilities.

During March 2014, we concluded a term loan for the financing of one LPG carrier, the Eco Stream, under which we borrowed $17.2 million. In addition, as of April 1, 2014 we had commitment letters to enter into loan agreements, for up to $196.9 million, to partially finance the acquisition of a further 14 LPG carriers to be delivered to us during 2014 and 2015. In addition to a first priority mortgage over the vessels being financed, the term loans will be secured by the assignment of the respective vessels’ insurances, earnings, operating and retention accounts and the guarantee of the ship owning subsidiaries. The credit facilities will contain similar events of default and financial covenants as those contained in our other credit facilities.

Financial Covenants

Our credit facilities contain financial covenants requiring us to:

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value maintenance or security coverage clause) at all times in excess of a range from 125% to 130% depending on our different loan agreements;

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•

to maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $2,300,000 in the earnings account with the relevant banks.

We are also required to maintain at the end of each quarter a free cash balance of $10,000,000.

Our current loan agreements also require that members of the Vafias family at all times own at least 10% of our outstanding capital stock and certain of our loan agreements provide that it would be an event of default if Harry Vafias ceased to serve as an executive officer or director of our company, the Vafias family ceased to control our company or any other person or group controlled 25% or more of the voting power of our outstanding capital stock. In addition, our loan agreements include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period.

Our existing credit facility agreements contain customary events of default with respect to us and our applicable subsidiaries, including upon the non-payment of amounts due under the credit facility; breach of covenants; matters affecting the collateral under such facility; insolvency proceedings and the occurrence of any event that, in light of which, the lender considers that there is a significant risk that the borrowers are, or will later become, unable to discharge their liabilities as they fall due.

Our credit facilities provide that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral. Our credit facilities also contain cross-default clauses.

C. Research and Development, Patents and Licenses

None

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. In turn, charter rates are determined by the underlying balance in demand and supply for our vessels. Demand for LPG transportation is influenced by various global economic factors and trade patterns, while the supply is primarily a factor of the fleet growth, determined by the number of vessels in the orderbook entering the fleet and the number of vessels exiting the fleet, primarily sold for demolition. As a result, the LPG shipping sector has been a highly cyclical industry experiencing volatility in charter hire rates and vessel values.

After increasing throughout 2007 and into 2008, charter rates for handysize LPG carriers declined in the second half of 2008 and in 2009 as a result of slowdown in the world economy. Although there has been some improvement beginning late in 2010 and through 2013, rates remain below levels reached in 2007 and 2008 and could again decline. Future growth in the demand for LPG carriers and charter rates will depend on economic growth in the world economy and demand for LPG product transportation that exceeds the capacity of the growing worldwide LPG carrier fleet’s ability to match it. Global financial conditions remain volatile and demand for LPG transportation may decrease in the future. We believe that the future growth in demand for LPG carriers and the charter rate levels will depend primarily upon the supply and demand for LPG particularly in the economies of the Middle East where large quantities are produced and the Far East, and upon seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world shipping fleet appears likely to increase in the near term, although growth in the LPG sector of 3,000 to 8,000 cbm handysize LPG carriers is expected to be relatively limited in 2014 and 2015.

As a result of the volatility and rate declines witnessed in the overall shipping markets during the past few years and the global financial conditions credit to finance vessel acquisitions has become scarcer. Companies in the shipping sector generally depend on credit facilities, among other, to finance their acquisitions. Scarcity of credit facilities may impede our ability to grow our fleet. During 2013 we acquired five LPG carriers; for all these vessels we had arranged for credit facilities and used them to pay for a portion of the acquisition cost. As of April 1, 2014 we have 14 LPG carriers that are currently under construction and have committed financing in place, another three LPG carriers under construction for which we have not yet arranged committed financing. Please see “Item 3. Key Information—D. Risk factors” for a discussion of the material risks inherent in our business.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Contractual Obligations

Contractual obligations as of December 31, 2013 were:

	Payments due by period (in thousands)
	Total	Less than 1 year (2014)	1-3 years (2015-2016)	3-5 years (2017-2018)	More than 5 years (After January 1, 2019)
Long-term debt obligations	$352,869	$41,263	$128,370	$83,243	$99,993
Interest on principal amounts outstanding(1)	43,864	9,311	15,728	12,586	6,239
Management fees(2)	7,764	5,176	2,588	—	—
Vessel purchase commitments(3)	255,020	78,947	176,073	—	—

Total	$659,517	$134,697	$322,759	$95,829	$106,232

(1)	Based on assumed LIBOR rates of 0.25% for 2014, 0.52% for 2015, 1.34% for 2016, 2.41% for 2017, 3.25% for 2018 and 3.85% thereafter, and the effect of our interest rate swap arrangements.
(2)	Based on our management agreement with Stealth Maritime, we pay it $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet (but excluding our contracted vessels). We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf.
(3)	In addition, from January to April 2014, we agreed to acquire two additional eco LPG carrier newbuildings and our contractual obligations increased by $37.7 million, of which we have paid $6.1 million as deposits and $31.6 million is payable towards delivery of the vessels which are scheduled for 2015.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

Impairment or disposal of long-lived assets: We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets in connection with our performance of an annual review on December 31 and if indicators of impairment are present. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of comprehensive income.

We review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. Despite the apparent steadiness in the values of our LPG fleet, the decline in global economy was considered to be an indicator of potential impairment. As of December 31, 2013, we performed the step one, undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions. Projected cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and estimates based on nine year historical average rates (base rate) when there is no charter in place with an annual 2% increase. We also assume an average annual inflation rate of 3% for operating expenses and a utilization rate of 97.4%. Although we believe that the assumptions we use to calculate future cash flows are reasonable and appropriate, such assumptions are highly subjective. Based on these assumptions we determined that the undiscounted cash flows support each vessel’s carrying values as of December 31, 2013 and December 31, 2012.

Our impairment test exercise is highly sensitive to variances in future estimates of the time charter rates. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2013 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2013, of the percentage difference between the current average rates for our fleet compared with the base rates (9 year historical averages) used in the impairment test, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the aggregate carrying value that would not have been recovered.

	Percentage difference between our average 2013 rates as compared with base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No of vessels	Amount ($ million)	No of vessels	Amount ($ million)	No of vessels	Amount ($ million)
LPG Carriers	-4.10%	—	—	—	—	1	$0.3
Product Carriers	-15.86%	—	—	—	—	—	—
Aframax Tanker	-33.70%	—	—	—	—	—	—

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by any significant degree. Charter rates may remain at relatively low levels for some time, or decline, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Based on the carrying value of each of our vessels as of December 31, 2013 and what we believe the charter-free market values of each of our vessels was as of December 31, 2013, 15 of our 42 vessels in the water may have current carrying values above their market values (19 of our 37 vessels in the water as at December 31, 2012). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $70 million and $83 million as of December 31, 2013 and 2012, respectively. However, we believe that, with respect to these 15 vessels, we will recover their carrying values through the end of their useful lives, based on their undiscounted cash flows. We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2013, and accordingly has not recorded an impairment charge

Vessel depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 to 30 years from date of initial delivery from the shipyard. We believe that a 30-year depreciable life is consistent with that of other gas vessel owners and reflects management’s intended use and a 25-year depreciable life is consistent with other product carrier vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2013 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

Vessels acquisitions: Our vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage, broker’s fees). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, and otherwise are charged to expenses as incurred.

We record all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, we allocate the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

G. Safe Harbor

See section “Forward-Looking Information” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2014, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	36	Chief Executive, Chief Financial Officer and Class III Director	2004	2015
Michael G. Jolliffe	64	Chairman of the Board, Class II Director	2004	2016
Lambros Babilis	46	Deputy Chairman and Class I Director	2007	2014
Markos Drakos	54	Class III Director	2006	2015
John Kostoyannis	48	Class II Director	2010	2016

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Michael G. Jolliffe has been Chairman of our Board of Directors since 2004. He is a director of a number of companies in shipping, agency representation, shipbroking, capital services, mining and telemarketing. Mr. Jolliffe is Deputy Chairman of Tsakos Energy Navigation Ltd, an oil, product carrier and LNG shipping company listed on the New York Stock Exchange. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of InternetQ, a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc a gold and copper mining company quoted on the London AIM market.

Lambros Babilis has been Deputy Chairman of our Board of Directors and an Executive Director since 2007. Mr. Babilis was the Technical Manager of Stealth Maritime Corporation from 2006 until 2011 when he became the Chief Operating Officer, and has worked for the Vafias Group since 2000. From 1997 until 2000, Mr. Babilis worked in the Technical Department of Multi Trading Ship Management, a company specializing in chemical tankers. From 1993 until 1997, Mr. Babilis worked in a consulting or research capacity for various EEC Shipping related projects and worked as a consultant to shipping companies and as a representative of the Technical Chamber of Greece to the Joint Committee of Health and Safety of Ship Repair (Perama Zone). In addition, from 1996 until 1997, Mr. Babilis was involved in the construction of the Landing Ships at Eleusis Shipyards (Detachment of Hellenic Navy). From 1992 until 1993, Mr. Babilis worked for an international consortium, including PricewaterhouseCoopers and Port and Transport Consulting of Bremen, for the design of the Port Management Information System of Piraeus Port Authority. Mr. Babilis started his career in the Operations Department of Trade and Transport Inc. Mr. Babilis has been involved in the research center of

Athens University of Economics and Business and in the Ocean Transportation Economics department at the National Technical University of Athens. From 1994 until 1996, Mr. Babilis was the General Secretary of the Hellenic Association of Naval Architects. Mr. Babilis graduated from the National Technical University of Athens, department of Naval Architecture and Marine Engineering, in 1990, and received an honorary scholarship from the Hellenic Scholarship foundation.

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1988, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group, a consulting company, which served as successor to the consulting, special services and international business division of Deloitte & Touche, Nicosia. From 2000 until 2003, Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

John Kostoyannis joined our Board of Directors in 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

B. Compensation of Directors and Senior Management

The Chairman of our Board of Directors receives annual fees of $70,000, plus reimbursement for his out-of-pocket expenses, while each of our other independent directors receives fees of up to $35,000 per annum, plus reimbursement of their out-of-pocket expenses. Executive directors received no compensation for their services as directors. We do not have service contracts with any of our directors. In addition, we have not paid any compensation to our executive officers. Under our management agreement with Stealth Maritime, we reimburse Stealth Maritime for its payment of the compensation to our Chief Executive Officer, Chief Financial Officer, Deputy Chairman and Executive Director and Internal Auditor and, beginning in 2014, our recently hired Chief Technical Officer and Finance Manager.The aggregate of such compensation for 2011, 2012, and 2013 was $1.2 million, $1.6 million, and $1.2 million, respectively

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” We did not grant any awards under our equity compensation plan to directors or officers of the Company during the years ended December 31, 2010, 2011 and 2013. In November 2012, we awarded an aggregate of 74,761 restricted shares of common stock to directors and officers that vest on September 30, 2014. The restricted shares are subject to forfeiture until they become vested.

C. Board Practices

The Board of Directors may change the number of directors by a vote of a majority of the entire Board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. Our

Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

At December 31, 2013 and April 1, 2014, we had five members on our Board of Directors named above. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are independent directors within the meaning of the applicable Nasdaq listing requirements and SEC independence requirements applicable to Audit Committee members since none of them has received any compensation from the company except for director’s fees and restricted stock awards to directors and none of them has any relationship or has had any transaction with the company which the Board believes would compromise their independence. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

During the fiscal year ended December 31, 2013, the full Board of Directors held four meetings. Each director attended all of the meetings of the Board of Directors and meetings of committees.

To promote open discussion among the independent directors, those directors met four times in 2013 in regularly scheduled executive sessions without participation of our company’s management and will continue to do so in the remainder of 2014 and in 2015. Mr. Jolliffe has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Jolliffe, may do so by writing to StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Corporate Governance

Our Board of Directors and our company’s management reviews our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the Nasdaq Stock Market and the SEC.

We have adopted a number of key documents that are the foundation of our corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, c/o Harry Vafias, StealthGas Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. These documents are also available on our website at www.stealthgas.com under the heading “Corporate Governance.”

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. As of April 1, 2014, the Audit Committee consists of Messrs. Markos Drakos (Chairman), Michael Jolliffe, and John Kostoyannis. The Nominating and Corporate Governance Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. The Compensation Committee consists of Messrs. Michael Jolliffe (Chairman), Markos Drakos and John Kostoyannis. Each of the directors on these committees has been determined by our Board of Directors to be independent.

Audit Committee

The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that Mr. Drakos is an Audit Committee financial expert as defined under current SEC regulations.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

•	performance of the Company’s independent audit function and independent auditors, as well preparing an Audit Committee Report to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•

reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	reporting on compensation arrangements and incentive grants to the Board;

•

retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

•	preparing any Compensation Committee report included in our annual proxy statement.

D. Employees

Our manager employs and provides us with the services of our Chief Executive Officer and Chief Financial Officer, our Deputy Chairman and Executive Director, our Internal Auditor and, beginning in 2014, our recently hired Chief Technical Officer and Finance Manager. In each case their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation.

As of December 31, 2013, 328 officers and 358 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2007 Equity Compensation Plan which we refer to as the Plan. The Plan is generally administered by the Compensation Committee of our Board of Directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our Board of Directors or by the Compensation Committee to an executive officer or any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to officers, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to re-price outstanding stock options or stock appreciation rights. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are determined by the plan administrator and set forth in a written award agreement with the participant.

The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence. No awards were made under the Plan for the years ended December 31, 2010, December 31, 2011 and December 31, 2013. In 2012, we awarded an aggregate of 74,761 shares of our common stock to our directors and officers that vest on September 30, 2014. As of April 1, 2014, 324,766 shares of our common stock had been granted under the Plan since its adoption in 2005.

The Plan permits the plan administrator to make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or events. In addition, the plan administrator may make adjustments in the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Our Board of Directors may, at any time, alter, amend, suspend or discontinue the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2014 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2014 are considered as beneficially owned by the person holding such options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 35,525,887 shares of common stock outstanding as of April 1, 2014. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	4,000,000	11.3%
MSDC Management, L.P.(2)	3,494,636	9.8%

Executive Officers and Directors
Harry N. Vafias(1)	4,246,055	12.0%
Michael G. Jolliffe	*	*
Lambros Babilis	*	*
Markos Drakos	*	*
John Kostoyannis	*	*
All executive officers and directors as a group (5 persons)	4,305,946	12.1%

*	Less than 1%.
(1)	According to Amendment No. 2 to a Schedule 13G jointly filed with the SEC on July 27, 2009 by Flawless Management Inc. and Harry N. Vafias, Harry N. Vafias beneficially owns 4,246,055 shares of common stock, of which 4,000,000 shares are owned by Flawless Management Inc. Harry N. Vafias has sole voting power and sole dispositive power with respect to all such shares. Excludes shares of common stock held by members of Mr. Vafias’ immediate family in accordance with the determination of beneficial ownership under Section 13(d) of the Securities and Exchange Act of 1934.
(2)	According to Schedule 13G jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Credit Opportunity Master Fund, L.P. with the SEC on February 21, 2014, MSDC is the investment manager of, and may be deemed to beneficially own 3,494,636 shares of common stock beneficially owned by, MSD Credit Opportunity Master Fund, L.P. and has sole voting power and joint dispositive power with respect to all such shares.

We effected a registered public offering of our common stock and our common stock began trading on the Nasdaq National Market in October 2005. Our major stockholders have the same voting rights as our other shareholders. As of April 1, 2014, we had approximately 19 shareholders of record. Six of the stockholders of record were located in the United States and held in the aggregate 30,801,788 shares of common stock representing approximately 86.7% of our outstanding shares of common stock. However, the six United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 30,800,150 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

On March 22, 2010 our Board of Directors approved a repurchase program of our common stock of up to $15.0 million. There is no fixed time period for this repurchase program. As of April 1, 2014, 1,756,875 shares of common stock had been repurchased of which 551,646 were held as treasury stock. No shares have been repurchased since September 2011. We may discontinue this program at any time.

B. Related Party Transactions

Pursuant to our Audit Committee Charter, our Audit Committee is responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction as defined in Item 7.B of Form 20-F before it is consummated.

Management Affiliations

Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company. Stealth Maritime subcontracts the technical management of some of our LPG carriers to Brave Maritime.

Management and Other Fees

We have a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, supplies, maintenance, repairs, bunkering drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. Under the management agreement Stealth Maritime may subcontract certain of its obligations.

In the year ended December 31, 2013, we paid Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day, pro rated for the calendar days we own the vessels. We paid a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. These fixed daily fees are based on the management agreement with Stealth Maritime and have not changed since 2007. Management fees for the years ended December 31, 2011, 2012 and 2013 were $4.8 million, $4.3 million and $4.8 million respectively. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period we are charged $500 for each additional day. In both the years ended December 31, 2012 and 2013 we paid $0.2 million related to onboard supervision. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. For the years ended December 31, 2011, 2012 and 2013, total brokerage commissions of 1.25% amounted to $1.5 million, $1.5 million and $1.5 million respectively, and were included in voyage expenses. For the years ended December 31, 2011, 2012 and 2013, the amounts of $0.6 million, $0.6 million and $0.7 million respectively, were capitalized to the cost of the vessels in respect of the 1.0% purchase fee.

For the years ended December 31, 2011, and 2012 the amounts of $0.3 million and $0.2 million, respectively, were recognized as commission expenses relating to the sale of vessels and are included in our consolidated statements of income under the caption “Net (gain)/loss on sale of vessels”. For the year ended December 31, 2013 no such commission was recognized as no sale of vessel occurred.

We also reimburse Stealth Maritime for its payment for executive services related to our Chief Executive Officer, Deputy Chairman and Executive Director, Chief Financial Officer and Internal Auditor. During the years ended December 31, 2011, 2012 and 2013, such compensation was in the aggregate amount of $1.2 million, $1.6 million and $1.2 million, respectively.

In addition, as long as Stealth Maritime (or an entity with respect to which Harry N. Vafias is an executive officer, director or shareholder) is our fleet manager or Harry N. Vafias, is an executive officer or director of the Company, Stealth Maritime has granted us a right of first refusal to acquire any LPG carrier, which Stealth Maritime may acquire in the future. Stealth Maritime has also agreed that it will not charter-in any LPG carrier without first offering the opportunity to charter-in such vessel to us. Our President and Chief Executive Officer Harry N. Vafias has granted us an equivalent right with respect to any entity that he is an executive officer, director or principal shareholder of, so long as he is an executive officer or director of us. This right of first refusal does not prohibit Stealth Maritime or an entity controlled by Mr. Vafias from managing vessels owned by unaffiliated third parties in competition with us, nor does it cover product carriers or crude oil tankers.

Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies.

The initial term of our management agreement with Stealth Maritime expired in June 2010 but is extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term. Such notice has not been given by either party.

Office Space

We lease office space from the Vafias Group. In the years ended December 31, 2011, 2012 and 2013, we made lease payments of $57,850, $76,420 and $78,070, respectively. The leaserate for the year 2014 is €58,800 per year.

Vessel Acquisitions and Charters

In April 2012, we entered into time charter agreements with an affiliated entity of the Vafias Group for the vessels Alpine Endurance (renamed Stealth Bahla) and Gas Esco. The Alpine Endurance charter commenced in June 2012, upon its delivery from the previous charterer. The duration of the charter is four years and there is an option to extend the charter for an additional year. The five-year charter for the Gas Esco commenced in June 2012. Revenues from these two charters for the year ended December 31, 2013 were $9.8 million while vessel operating expenses for the Stealth Bahla and the Gas Esco were $3.9 million.

In August 2012, we entered into separate memoranda of agreements with an affiliated company of the Vafias Group to acquire four LPG carriers under construction that were scheduled to be delivered during 2014 (the delivery of which was subsequently rescheduled to the first half of 2015). The aggregate purchase price of these vessels was $96.0 million. As provided by the agreements an advance payment of $19.2 million was paid on September 8, 2012. The remainder of the purchase price will be paid at the time of each vessel’s delivery. The acquisition price for these vessels was set at the average of the assessed value of the acquired vessels by two unaffiliated international sale and purchase brokers.

C. Interest of Experts and Counsel

Not applicable

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 18 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a material effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Dividend Policy. We declared and paid twelve quarterly dividends per share of $0.1875 in the years ended December 31, 2006, 2007 and 2008, and paid a dividend of $0.1875 per share in March 2009. In the first quarter of 2009, our Board of Directors determined to suspend the payment of cash dividends as a result of weakening market conditions in the international shipping industry and to preserve the Company’s liquid cash resources.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends depends on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the LPG carrier market, our earnings would be adversely affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

Under the terms of our existing credit facilities, we are permitted to declare or pay cash dividends in any twelve month period as long as the amount of the dividends do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information—Risk Factors—Risks Related To Our Common Stock—Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions improve, it is unlikely we will reinstate the payment of dividends.”

Item 9.	The Offer and Listing

Trading on the Nasdaq Stock Market

Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Select Market, under the symbol “GASS”. The following table shows the high and low closing prices for our shares of common stock during the indicated periods.

	High	Low
Year Ended December 31, 2009	$7.50	$4.15
Year Ended December 31, 2010	7.99	4.05
Year Ended December 31, 2011	8.37	3.55
Year Ended December 31, 2012	8.23	4.00
Year Ended December 31, 2013	$12.88	$8.10
2012
First Quarter	6.20	4.00
Second Quarter	6.69	5.25
Third Quarter	6.87	5.78
Fourth Quarter	8.23	6.40
2013
First Quarter	11.99	8.10
Second Quarter	11.69	9.70
Third Quarter	11.00	8.57
Fourth Quarter	12.88	9.81
October 2013	12.73	9.81
November 2013	12.88	11.56
December 2013	12.03	9.88
2014
First Quarter	11.67	9.51
January 2014	10.53	9.51
February 2014	10.60	9.71
March 2014	11.67	10.47
April 2014 (through April 25, 2014)	11.70	10.91

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common stock between December 31, 2008 and March 31, 2014, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total stockholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2008. Past performance is not necessarily an indicator of future results.

Item 10.	Additional Information

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 32,679,642 shares were issued, including 552,313 shares repurchased by the Company and held as treasury stock since 2011, and 32,127,329 shares outstanding and fully paid as of December 31, 2013; while as of April 1, 2014 we had 36,078,200 shares issued and 35,525,887 shares outstanding and fully paid.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors could issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Dividends

We currently do not intend to declare and pay regular cash dividends on a quarterly basis from our net profits. We have had to make additional provisions for the equity component of our vessel acquisitions that have reduced the cash available for distribution as dividends. We declared and paid twelve quarterly dividends per share of $0.1875 in the years ended December 31, 2006, 2007 and 2008. There can be no assurance that we will recommence paying regular quarterly dividends in the future. Such dividends as we do pay may be in amounts less than the $0.1875 per share quarterly dividend we declared and paid in 2006, 2007, 2008 and March 2009.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

B. Articles of Incorporation and Bylaws

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors. Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment. Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions. Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents. Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock. Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors. Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors. Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations. Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested stockholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•

persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•

the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

•

following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder; or

•	a transaction with a stockholder that was or became an interested stockholder prior to the consummation of our initial public offering.

C. Material Contracts

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” for

a discussion of our material agreements that we have been a party to outside the ordinary course of our business during the two-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned sections of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

D. Exchange Controls and Other Limitations Affecting Stockholders

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

E. Tax Considerations

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders so long as such stockholders do not reside in, maintain offices in, or engage in business in the Republic of The Marshall Islands. In addition, holders of shares of our common stock will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of our common stock and will not be required by the Republic of The Marshall Islands to file a tax return relating to such common stock.

United States Federal Income Tax Consequences

Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have no current intention of maintaining such an office. References in this discussion to “we” and “us” are to StealthGas Inc. and its subsidiaries on a consolidated basis, unless the context otherwise requires.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “United States-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports is generally considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross United States-source shipping income, unless determined to be effectively connected with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, an entity, such as us and our vessel-owning subsidiaries, that is treated for United States federal income tax purposes as a non-United States on-United States corporation will be exempt from United States federal income taxation on its United States-source shipping income if:

(i) the entity is organized in a country other than the United States (an “equivalent exemption jurisdiction”) that grants an exemption to corporations organized in the United States that is equivalent to that provided for in Section 883 of the Code (an “equivalent exemption”); and

(ii) either (A) for more than half of the days in the relevant tax year more than 50% of the value of the entity’s stock is owned, directly or under applicable constructive ownership rules, by individuals who are residents of equivalent exemption jurisdictions or certain other qualified shareholders (the “50% Ownership Test”) and certain ownership certification requirements are complied with or (B) for the relevant tax year the entity’s stock is “primarily and regularly traded on an established securities market” in an equivalent exemption jurisdiction or the United States (the “Publicly-Traded Test”).

We believe, based on Revenue Ruling 2008-17, 2008-12 IRB 626, and the exchanges of notes referred to therein, that each of Malta, the Marshall Islands, Hong Kong, Liberia and Cyprus, the jurisdictions in which we and our vessel-owning subsidiaries are organized, is an equivalent exemption jurisdiction with respect to income from bareboat and time or voyage charters. Under the rules described in the preceding paragraph, our wholly-owned vessel-owning subsidiaries that are directly or indirectly wholly-owned by us throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if we satisfy the 50% Ownership Test or the Publicly-Traded Test for such year. Due to the widely-held ownership of our stock, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock is “primarily traded” on the Nasdaq Global Select Market.

Under the regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock is the sole class of stock listed on the Nasdaq Global Select Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we believe to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the “5% Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Our shares of common stock are currently and may in the future also be, owned, actually or under applicable attribution rules, such that 5% Stockholders own, in the aggregate, 50% or more of our common stock. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by “qualified share-holders” that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified share-holders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified share-holders. For these purposes, a “qualified share-holder” includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5% Override Rule.

Our Chief Executive Officer, who is treated under applicable ownership attribution rules as owning approximately 12.0% of our shares of common stock, has entered into an agreement with us regarding his compliance, and the compliance by certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, his compliance and the compliance of such entities he controls with the terms of that agreement may enable us and our subsidiaries to qualify for the benefits of Section 883 even where persons each of whom owns, either directly or under applicable attribution rules, 5% or more of our shares own, in the aggregate, more than 50% of our outstanding shares. There can be no assurance, however, that his compliance and the compliance of such entities he controls with the terms of that agreement will enable us or our subsidiaries to qualify for the benefits of Section 883.

We do not believe that we or our subsidiaries derived a material amount of United States-source shipping income in 2014.

There can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 for any year.

To the extent the benefits of Section 883 are unavailable, our United States-source shipping income and that at our subsidiaries, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, we expect that no more than 50% of our shipping income and that of our subsidiaries would be treated as being derived from United States-sources, we expect that the maximum effective rate of United States federal income tax on such gross shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income or that of our subsidiaries is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we or our subsidiaries may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a United States trade or business by us or our subsidiaries.

Our United States-source shipping income and that of our subsidiaries, other than leasing income, will be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we or our subsidiaries have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

substantially all (at least 90%) of our United States-source shipping income, other than leasing income or that of a subsidiary, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis.

Our United States-source shipping income from leasing or that of our subsidiaries will be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we or our subsidiaries have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

•	substantially all (at least 90%) of our United States-source shipping income from leasing or that of a subsidiary is attributable to such fixed place of business.

For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-source shipping income or that of our subsidiaries is “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion applies only to beneficial owners of common stock that own the common stock as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, partnerships or other pass-through entities and their investors or former citizens or long-term residents of the United States) or shareholders that will hold common stock as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) should be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year see the discussion under the heading “PFIC Status and Significant Tax Consequences” below for a discussion of our potential qualification as a PFIC; and (3) the United States Individual Holder owns the common stock (and has not been protected from risk of loss) for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates. Legislation has been proposed which, if enacted into law in its present form, would likely preclude, prospectively from the date of enactment, our dividends from being treated as “qualified dividend income” eligible for the preferential tax rates described above.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute “passive income” unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We may hold, directly or indirectly, interests in other entities that are PFICs (“Subsidiary PFICs”). If we are a PFIC, each United States Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. We believe that our income from time chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. We believe there is substantial authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a recent federal court decision, Tidewater Inc. and Subsidiaries v. United States, 565 F.3d 299 (5th Cir. 2009), held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of the “foreign sales corporation” rules under the Code. The IRS has stated that it disagrees with and will not acquiesce to the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would agree with the Tidewater decision. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position. However, if the principles of the Tidewater decision were applicable to our time charters, or our new build deposits were treated as assets producing passive income, we would likely be treated as a PFIC. Moreover, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change, or that we can avoid being treated as a PFIC for any taxable year.

We do not believe that we were a PFIC for 2013. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2013. In this regard we note that our beliefs and expectations regarding the relative values of our assets place us close to the threshold for PFIC status, and thus a relatively small deviance between our beliefs and expectations and actual values could result in the treatment of us and certain of our subsidiaries as PFICs. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2013 or a subsequent year. In addition, although we do not believe that we were a PFIC for 2013, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2014 or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. Regardless of whether a United States Holder makes a QEF election or a mark-to-market election, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, the United States Holder generally would be required to file an IRS Form 8621 reporting his ownership of shares in a PFIC.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Generally, a QEF election should be made on or before the due date for filing the electing United States Holder’s U.S. federal income tax return for the first taxable year in which our common stock is held by such United States Holder and we are classified as a PFIC. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company and any PFIC Subsidiary is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above with respect to our common stock and the stock of any Subsidiary PFIC.

Taxation of United States Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. A mark-to-market election under the PFIC rules with respect to our common stock would not apply to a Subsidiary PFIC, and a United States Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, United States Holders of our common stock could be subject to the PFIC rules with respect to income of the Subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•

the amount allocated to the current taxable year or to any portion of the United States Holder’s holding period prior to the first taxable year for which we were a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock.

Other PFIC Elections.

If a United States Holder held our stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we were not treated as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described above under the heading “Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election”, as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States Holder could make a “deemed dividend” election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “Taxation of United States Holders Not making a Timely QEF or Mark-to-Market Election”. The United States Holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our stock.

A deemed sale or deemed dividend election must be made on the United States Holder’s original or amended return for the shareholder’s taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a “Non-United States Holder.”

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate United States Holder will be subject to information reporting requirements and backup withholding tax if such holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a holder sells our common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder’s income tax liability by filing a refund claim with the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our risk management policy

Our primary market risks relate to adverse movements in freight rates for handysize LPG carriers and any declines that may occur in the value of our assets which are made up primarily of handysize LPG carriers. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed for the majority of our fleet to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements. For the remainder of the fleet operating in the spot market we do not intend to enter into bunker hedging arrangements.

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements converting floating interest rate exposure into fixed as of December 31, 2013 and 2014.

	Effective Date	Termination Date	Notional Amount on Effective Date (in millions)	Fixed Rate (StealthGas pays)		Floating Rate (StealthGas Receives)	Fair Value December 31, 2013 (in millions)	Notional Amount December 31, 2013 (in millions)	Notional Amount December 31, 2014 (in millions)
Swap 1	March 9, 2006	March 9, 2016	$22.5	4.52	%(1)	6 month U.S.	$0.6	$7.6	$6.0
						dollar LIBOR
Swap 2	September 9, 2009	March 9, 2016	$53.3	4.73%		3 month U.S.	$2.4	$30.8	$25.1
						dollar LIBOR
Swap 3	July 20, 2009	July 2, 2014	$23.9	2.77%		3 month U.S.	$0.3	$15.3	$—
						dollar LIBOR
Total							$3.3	$53.7	$31.1

(1)	If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 123 basis points.

As of December 31, 2013, total bank indebtedness of the Company was $352.9 million, of which $53.7 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2013, we paid fixed rates ranging from 2.77% to 4.73% and received floating rates based on LIBOR of approximately 0.26% for three month LIBOR and 0.70% for six month LIBOR under our six floating-to-fixed rate interest rate swap agreements. We have not and do not intend to enter into interest rate swaps for speculative purposes. During 2013, three of our interest rate swap agreements terminated. During 2014, one of our interest rate swap agreements terminates. As a result, the total notional amount of our interest rate swap agreements will be reduced from $53.7 million as of December 31, 2013 to $31.1 million as of December 31, 2014, so unless we enter into new interest rate swap agreements our exposure to floating interest rates will increase.

Based on the amount of our outstanding indebtedness as of December 31, 2013, and our interest swap arrangements as of December 31, 2013, a hypothetical one percentage point increase in relevant interest rates (three and six month U.S. dollar LIBOR) would increase our interest expense, on an annualized basis, by approximately $2.1 million.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incur around 17% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2014 we have payment obligations related to the building of vessels in Japanese ship yards in the aggregate of 5.0 billion Japanese Yen (approximately $48.2 million based upon the prevailing USD/JPY exchange rate of $1.00:JPY103 as of April 1, 2014). We have not hedged this exposure. A hypothetical 10% movement in the outright USD/JPY exchange rate would result in a reduction in the USD equivalent payments we have to make of $4.4 million should the JPY depreciate against the dollar, and an increase in the USD equivalent payments we have to make of $5.4 million should the JPY appreciate against the dollar. We may enter into foreign exchange contracts to hedge part of the exposure and we anticipate that such contracts will not qualify for hedge accounting, as a result any marked to market fluctuations in their value will be recognized in our statement of income.

We have not and do not intend to enter into foreign currency contracts for speculative purposes. Please read Note 2 (Significant Accounting Policies), Note 10 (Long Term Debt) and Note 11 (Derivative and Fair Value Disclosures) to our Financial Statements included herein, which provide additional information with respect to our derivative financial instruments and existing debt agreements.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

Part II

Item 1.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 2.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 3.	Controls and Procedures

a. Disclosure Controls and Procedures

StealthGas’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2013. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2013.

b. Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2013, management , used the criteria set forth in Internal Control—Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2013 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the internal control over financial reporting of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 29, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 29, 2014

d. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20-F, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board has determined that Markos Drakos is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.stealthgas.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of : Investment Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2013.

Item 16C.	Principal Accountant Fees and Services

Remuneration of Deloitte Hadjipavlou Sofianos & Cambanis S.A.(“Deloitte”), an Independent Registered Public Accounting Firm (in thousands):

	2013	2012
Audit fees	$543	$389
Further assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$543	$389

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein; (ii) the review of our quarterly financial information; and (iii) services provided in connection with public or private offerings and any other services performed for SEC or other regulatory filings by us or our subsidiaries.

(2) Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2013 and 2012.

(3) Tax Fees

Deloitte did not provide any tax services in 2013 and 2012.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2013 and 2012.

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.

Approval for other permitted non-audit services has to be sought on an ad hoc basis.

Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. As at April 1, 2014, 1,756,875 shares of common stock had been repurchased at an average price of $4.85 per share. We have not made any repurchases under the program since September 26, 2011.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for Non-Controlled U.S. Issuers

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under Nasdaq corporate governance standards. We however, voluntarily comply in full with all applicable Nasdaq corporate governance standards other than that, while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock.

Item 16H.	Mine Safety Disclosures

Not Applicable

Part III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-25 incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company(1)

1.2	Amended and Restated Bylaws of the Company(1)

4.1	Amended and Restated Management Agreement between the Company and Stealth Maritime S.A., as amended(2)

4.2	Form of Right of First Refusal among the Company, Harry Vafias and Stealth Maritime S.A.(1)

4.3	StealthGas Inc.’s 2005 Equity Compensation Plan, amended and restated(3)

8	Subsidiaries

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-127905) filed with the SEC and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 5, 2007.
(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 11, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STEALTHGAS INC.

By:	/s/ HARRY N. VAFIAS
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 29, 2014

StealthGas Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of StealthGas Inc.

We have audited the accompanying consolidated balance sheets of StealthGas Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of StealthGas Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

April 29, 2014

Athens, Greece

StealthGas Inc.

Consolidated Balance Sheets

As of December 31, 2012 and 2013 (Expressed in United States Dollars)

		December 31,
	Note	2012	2013
Assets
Current assets
Cash and cash equivalents		42,273,000	86,218,517
Receivable from related party	3	—	104,476
Trade and other receivables		3,029,284	4,726,758
Claims receivable		32,835	136,867
Inventories	4	3,152,407	2,461,093
Advances and prepayments		435,226	715,444
Restricted cash		7,340,655	3,521,902

Total current assets		56,263,407	97,885,057

Non current assets
Advances for vessels under construction and acquisitions	5	19,321,045	70,577,435
Vessels, net	6	634,634,671	677,022,902
Other receivables		224,422	582,765
Restricted cash		1,300,000	2,300,000
Deferred finance charges, net of accumulated amortization of $1,786,158 and $2,212,091	7	1,295,486	2,616,584

Total non current assets		656,775,624	753,099,686

Total assets		713,039,031	850,984,743

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	7,288,899	5,941,043
Trade accounts payable		5,927,526	7,973,097
Accrued liabilities	8	2,855,170	2,880,377
Customer deposits		280,000	—
Deferred income	9	3,129,671	4,735,350
Fair value of derivatives	11	539,904	277,212
Current portion of long-term debt	10	35,787,544	41,263,165

Total current liabilities		55,808,714	63,070,244

Non current liabilities
Fair value of derivatives	11	5,409,337	2,955,755
Other non current liabilities		222,770	758,844
Long-term debt	10	309,564,768	311,605,457

Total non current liabilities		315,196,875	315,320,056

Total liabilities		371,005,589	378,390,300

Commitments and contingencies	17

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 21,179,642 shares issued and 20,627,329 shares outstanding at December 31, 2012 and 32,679,642 shares issued and 32,127,329 shares outstanding at December 31, 2013 with a par value of $0.01 per share	12	206,273	321,273
Additional paid-in capital	12	275,792,164	385,088,821
Retained earnings		66,016,627	87,233,820
Accumulated other comprehensive income/(loss)		18,378	(49,471)

Total stockholders’ equity		342,033,442	472,594,443

Total liabilities and stockholders’ equity		713,039,031	850,984,743

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2011, 2012 and 2013

(Expressed in United States Dollars, Except for Share Data)

		December 31,
	Note	2011	2012	2013
Revenues
Revenues		118,280,752	114,848,079	111,667,565
Revenues—related party	3	—	4,364,992	9,814,000

Total revenues		118,280,752	119,213,071	121,481,565

Expenses
Voyage expenses	15	16,354,725	11,231,340	12,819,866
Voyage expenses—related party	15	1,474,495	1,472,410	1,482,764
Vessels’ operating expenses	15	36,350,153	28,674,675	32,439,404
Vessels’ operating expenses—related party	3,15	208,000	1,917,302	4,084,149
Dry-docking costs		3,443,491	2,067,393	3,160,251
Management fees—related party	3	4,760,865	4,315,720	4,807,010
General and administrative expenses		2,646,418	2,838,759	2,816,397
Depreciation	6	27,562,120	28,776,688	30,761,673
Net (gain)/loss on sale of vessels	6	5,654,178	(1,372,409)	—

Total expenses		98,454,445	79,921,878	92,371,514

Income from operations		19,826,307	39,291,193	29,110,051

Other (expenses)/income
Interest and finance costs		(8,510,516)	(9,408,230)	(8,189,475)
Loss on derivatives	11	(2,931,404)	(1,086,258)	(27,470)
Interest income		83,059	221,023	361,820
Foreign exchange gain/(loss)		82,345	(59,241)	(37,733)

Other expenses, net		(11,276,516)	(10,332,706)	(7,892,858)

Net income		8,549,791	28,958,487	21,217,193

Earnings per share
—Basic and diluted	14	0.41	1.41	0.75

Weighted average number of shares
—Basic and diluted	14	20,909,154	20,552,568	28,271,746

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2011, 2012 and 2013

(Expressed in United States Dollars)

		December 31,
	Note	2011	2012	2013
Net income		8,549,791	28,958,487	21,217,193

Other comprehensive income/(loss)
Cash flow hedges—reclassification adjustment		527,627	(54,340)	(67,849)

Other comprehensive income/(loss)		527,627	(54,340)	(67,849)

Comprehensive income		9,077,418	28,904,147	21,149,344

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2011, 2012 and 2013

(Expressed in United States Dollars, Except for Share Data)

	Capital stock
	Number of Shares (Note 12)	Amount (Note 12)	Additional Paid-in Capital (Note 12)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2010	21,104,214	211,042	277,986,270	28,508,349	(454,909)	306,250,752
Stock based compensation	—	—	4,071	—	—	4,071
Stock repurchase	(551,646)	(5,516)	(2,228,698)	—	—	(2,234,214)
Net income for the year	—	—	—	8,549,791	—	8,549,791
Other comprehensive income	—	—	—	—	527,627	527,627

Balance, December 31, 2011	20,552,568	205,526	275,761,643	37,058,140	72,718	313,098,027
Issuance of restricted shares and related stock based compensation	74,761	747	30,521	—	—	31,268
Net income for the year	—	—	—	28,958,487	—	28,958,487
Other comprehensive loss	—	—	—	—	(54,340)	(54,340)

Balance, December 31, 2012	20,627,329	206,273	275,792,164	66,016,627	18,378	342,033,442
Follow-on public offering net of issuance cost	11,500,000	115,000	109,004,029	—	—	109,119,029
Stock based compensation	—	—	292,628	—	—	292,628
Net income for the year	—	—	—	21,217,193	—	21,217,193
Other comprehensive loss	—	—	—	—	(67,849)	(67,849)

Balance, December 31, 2013	32,127,329	321,273	385,088,821	87,233,820	(49,471)	472,594,443

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2011, 2012 and 2013

(Expressed in United States Dollars)

	December 31,
	2011	2012	2013
Cash flows from operating activities
Net income for the year	8,549,791	28,958,487	21,217,193
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,562,120	28,776,688	30,761,673
Amortization of deferred finance charges	395,446	412,138	425,933
Unrealized exchange differences	(6,868)	98,294	3,745
Share based compensation	4,071	31,268	292,628
Change in fair value of derivatives	3,734,845	(3,506,897)	(2,784,123)
(Gain)/loss on sale of vessels	5,654,178	(1,372,409)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	910,922	(1,708,048)	(2,055,817)
Claims receivable	(715,934)	(502,534)	(1,905,152)
Inventories	(576,016)	(736,299)	691,314
Advances and prepayments	148,503	193,397	(280,218)
Increase/(decrease) in
Balance with related parties	(1,640,382)	(586,091)	(1,452,332)
Trade accounts payable	1,692,418	(526,281)	2,045,571
Accrued liabilities	(684,432)	(1,653,992)	25,207
Other current liability	(2,687,500)	—	—
Other non current liabilities	—	222,770	536,074
Deferred income	34,556	340,485	1,605,679

Net cash provided by operating activities	42,375,718	48,440,976	49,127,375

Cash flows from investing activities
Insurance proceeds	595,926	986,102	1,801,120
Vessels’ acquisitions and advances for vessels under construction	(54,981,190)	(62,634,833)	(124,406,294)
Proceeds from sale of vessels, net	25,001,033	18,136,907	—
(Increase)/decrease in restricted cash account	(2,209,165)	(386,292)	2,818,753

Net cash used in investing activities	(31,593,396)	(43,898,116)	(119,786,421)

Cash flows from financing activities
Stock repurchase	(2,234,214)	—	—
Net proceeds from common stock issuance	—	—	109,119,029
Deferred finance charges paid	(785,000)	—	(1,747,031)
Customer deposits received	275,000	5,000	—
Customer deposits paid	(285,000)	—	(280,000)
Loan repayments	(43,417,768)	(48,965,869)	(37,696,190)
Proceeds from long-term debt	49,400,000	43,250,000	45,212,500

Net cash (used in)/provided by financing activities	2,953,018	(5,710,869)	114,608,308

Effect of exchange rate changes on cash	6,868	(98,294)	(3,745)

Net (decrease)/increase in cash and cash equivalents	13,742,208	(1,266,303)	(43,945,517)
Cash and cash equivalents at beginning of year	29,797,095	43,539,303	42,273,000

Cash and cash equivalents at end of year	43,539,303	42,273,000	86,218,517

Supplemental Cash Flow Information:
Cash paid during the year for interest, net of amounts capitalized	7,566,151	8,757,734	7,374,110

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2013 owned a fleet of thirty eight liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During 2011, 2012 and 2013, the following charterer individually accounted for 10% or more of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2011	2012	2013
B	14%	12%	11%

2. Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of StealthGas Inc. and its wholly owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income/(Loss): The Company follows the provisions of guidance regarding reporting comprehensive income which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for any of the periods presented.

Claims Receivable: Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories: Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualling and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels Acquisitions: Vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred. The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to revenues over the remaining term of the charter.

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cashflows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates with an annual increase of 2%. The Company also assumes an average annual inflation rate of 3% for operating expenses. No impairment loss was identified or recorded for the years ended December 31, 2011, 2012 and 2013.

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s LPG carriers to be 30 years and product and aframax tankers, to be 25 years, from the date of their construction.

Assets Held for Sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel’s carrying amount to its fair value less cost to sell. No assets are held for sale as of December 31, 2012 and 2013 (Note 6).

Trade Accounts Payable: The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the period incurred.

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations—Crew: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily or monthly charter hire rate payable monthly in advance. If a charter agreement exists and the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight-line basis over the duration of the period of each voyage or period charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Deferred income includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Voyage expenses comprise commissions, bunkers and port expenses and are unique to a particular charter. Commissions in all cases are paid by the Company and are recognized on a pro-rata basis. All other voyage expenses are paid by the charterer under time charter arrangements or by the Company under voyage charter arrangements and are recognized as incurred.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are paid by the Company and are accounted for on an accrual basis.

Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Leasing: Leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease.

Stock Incentive Plan: Share-based compensation includes vested and non-vested shares granted to employees and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of income. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). In addition, non-vested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 13).

Earnings per Share: Basic earnings per share are computed under the two-class method by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive (Note 14).

Derivatives: The Company is party to interest swap agreements where it receives a floating interest rate and pays a fixed interest rate for a certain period in exchange. The Company designates its derivatives based upon guidance on ASC 815, “Derivatives and Hedging” which establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

(i) Hedge Accounting: At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.

The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of “Accumulated other comprehensive income/loss” in equity, while any ineffective portion, if any, is recognized immediately in current period earnings.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as a component of “Loss on derivatives”.

(ii) Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s consolidated financial statements in the current period.

3. Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, as per the management agreement between the Manager and the Company. For the years ended December 31, 2011, 2012 and 2013, total brokerage commissions of 1.25% amounted to $1,474,495, $1,472,410 and $1,482,764, respectively, and are included in “Voyage expenses – related party” in the consolidated statements of income. For the years ended December 31, 2011, 2012 and 2013, the management fees were $4,760,865, $4,315,720 and $4,807,010, respectively. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day. For the years ended December 31, 2011, 2012 and 2013, the superintendent fees amounted to $208,000, $175,500 and $151,000, respectively, and are included in “Vessels’ operating expenses—related party” in the consolidated statements of income.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the years ended December 31, 2011, 2012 and 2013 commission fees relating to vessels purchased of $621,745, $634,479 and $723,500, respectively, were incurred and capitalized to the cost of the vessels. For the years ended December 31, 2011, 2012 and 2013 the amounts of $258,500, $192,000 and $0, respectively, were recognized as commission expenses relating to the sale of vessels and are included in the consolidated statements of income under the caption “Net (gain)/loss on sale of vessels”.

The Manager has subcontracted the technical management of some of the vessels to three unaffiliated ship-management companies, Selandia Ship Management (“Selandia”), Swan Shipping Corporation (“Swan”) and Bernhard Schulte Shipmanagement (“BSS”) and to one affiliated ship-management company, Brave Maritime Corp. Inc. (“Brave”). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor and its Deputy Chairman and Executive

Director, which reimbursements were in the amounts of $1,192,266, $1,552,541 and $1,245,766, for the years ended December 31, 2011, 2012 and 2013, respectively, and are included in the consolidated statements of income under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2012 and at December 31, 2013 was a liability of $7,288,899 and $5,941,043, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Vafias Group. Rental expense for the years ended December 31, 2011, 2012 and 2013 amounted to $57,850, $76,420 and $78,070, respectively.

In April 2012, the Company entered into time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., an affiliate of the Vafias Group incorporated in the Marshall Islands. Revenue from the related party amounted to $4,364,992 and 9,814,000 for the years ended December 31, 2012 and 2013, respectively, and is included in the consolidated statements of income under the caption “Revenues – related party”. For the vessels’ operating expenses, the Company paid to the Manager amounts of $1,741,802 and $3,933,149 for the years ended December 31, 2012 and 2013, respectively, which are included in the consolidated statements of income under the caption “Vessels’ operating expenses – related party”. The current account balance with Emihar at December 31, 2013 was a receivable of $104,476.

On August 22, 2012, the Company entered into separate memoranda of agreements with an affiliated company to acquire four LPG carriers under construction which are scheduled to be delivered during the year 2015. The aggregate purchase price of these vessels was $96,000,000. As provided by the memoranda of agreements, an advance payment of 20% of the aggregate purchase price was paid on September 28, 2012.

4. Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2012	2013
Bunkers	1,854,589	930,630
Lubricants	1,297,818	1,530,463

Total	3,152,407	2,461,093

5. Advances for Vessels Under Construction and Acquisitions

The amount shown in the accompanying consolidated balance sheet as of December 31, 2012 of $19,321,045 mainly represents advance payments to sellers for four LPG carriers under construction (see Note 3).

The amount shown in the accompanying consolidated balance sheet as of December 31, 2013 of $70,577,435 mainly represents advance payments to sellers for four LPG carriers under construction contracted in 2012 (see Note 3), advance payments to sellers for five LPG carriers under construction contracted in 2013 and advance payments to a ship-builder for six LPG carriers under construction contracted in 2013.

For the years ended December 31, 2012 and 2013, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2011	22,347,811
Advances for vessels under construction and acquisitions	61,632,129
Capitalized interest	281,484
Capitalized expenses	721,220
Vessels delivered	(65,661,599)

Balance, December 31, 2012	19,321,045
Advances for vessels under construction and acquisitions	50,396,200
Capitalized interest	819,296
Capitalized expenses	40,894

Balance, December 31, 2013	70,577,435

During 2013, the Company entered into separate agreements to acquire twelve LPG carriers under construction, which are scheduled to be delivered between March 2014 and August 2015. The total consideration payable for these vessels amounts to $228,616,400 and advances of $50,396,200 were paid in 2013.

6. Vessels, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	729,452,091	(115,619,118)	613,832,973
Acquisitions (transfer from Advances for Vessels under Construction and Acquisitions)	65,661,599	—	65,661,599
Disposals	(18,811,000)	2,727,787	(16,083,213)
Depreciation for the year	—	(28,776,688)	(28,776,688)

Balance, December 31, 2012	776,302,690	(141,668,019)	634,634,671
Acquisitions	73,149,904	—	73,149,904
Depreciation for the year	—	(30,761,673)	(30,761,673)

Balance, December 31, 2013	849,452,594	(172,429,692)	677,022,902

During the year ended December 31, 2011, the Company completed the construction of the vessels “Gas Elixir”, “Gas Cerberus” and “Gas Myth” for a total consideration of $69,906,578 and concluded separate memoranda of agreement for the disposal of the vessels “Gas Shanghai”, “Gas Chios”, “Gas Czar” and “Gas Nemesis” to unaffiliated third parties for $25,850,000. The Company realized an aggregate loss from the sale of vessels of $5,654,178 which was included in the Company’s consolidated statement of income of 2011.

On December 16, 2011, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Tiny” to an unaffiliated third party for $2,400,000. The vessel was delivered to her new owners on January 17, 2012.

During the year ended December 31, 2012, the Company completed the construction of the vessels “Gas Husky” and “Gas Esco” for a total consideration of $65,661,599. In addition, on February 14, 2012, the Company entered into a memorandum of agreement for the disposal of the vessel “Gas Kalogeros” to an unaffiliated third party for $16,800,000. The vessel was delivered to her new owners on May 4, 2012.

The Company realized an aggregate gain from the sale of vessels “Gas Tiny” and “Gas Kalogeros” of $1,372,409 which is included in the Company’s consolidated statement of income under the caption “Net (gain)/loss on sale of vessels”.

During the year ended December 31, 2013, the Company acquired the vessels “Gas Enchanted”, “Gas Alice”, “Gas Inspiration”, “Gas Ethereal” and “Sakura Symphony” for a total consideration of $73,149,904.

7. Deferred Finance Charges

Gross deferred finance charges amounting to $3,081,644 and $4,828,675 as of December 31, 2012 and December 31, 2013, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet net of accumulated amortization. For the years ended December 31, 2011, 2012 and 2013, the amortization of deferred financing charges amounted to $395,446, $412,138 and $425,933, respectively, and is included in interest and finance costs in the consolidated statements of income.

8. Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2012	2013
Interest on long-term debt	1,295,929	1,099,771
Administrative expenses	306,058	203,396
Vessel operating and voyage expenses	1,253,183	1,577,210

Total	2,855,170	2,880,377

9. Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounting to $3,129,671 and $4,735,350 represent time charter revenues received in advance as of December 31, 2012 and as of December 31, 2013, respectively.

10. Long-term Debt

Term Loans		Original amount	December 31, 2012	Movement in 2013		December 31, 2013
Issue Date	Maturity Date			Additions	Repayments
December 5, 2005	September 9, 2016	100,067,500	40,421,883	—	(6,409,852)	34,012,031
May 17, 2006	May 30, 2016	79,850,000	22,500,000	—	(4,000,000)	18,500,000
June 6, 2006	June 28, 2016	6,580,000	2,710,960	—	(473,760)	2,237,200
June 21, 2007	December 21, 2017	49,875,000	30,845,014	—	(4,401,000)	26,444,014
February 12, 2008	February 19, 2020	40,250,000	26,875,000	—	(2,500,000)	24,375,000
July 30, 2008	November 4, 2020	33,240,000	25,484,000	—	(1,939,000)	23,545,000
Octrober 9, 2008	Octrober 9, 2020	29,437,000	10,210,000	—	(780,000)	9,430,000
January 30, 2009	September 15, 2016	45,000,000	37,350,000	—	(3,400,000)	33,950,000
February 18, 2009	July 5, 2014	32,200,000	23,616,259	—	(2,514,164)	21,102,095
February 19, 2009	July 14, 2019	29,250,000	22,080,000	—	(1,560,000)	20,520,000
June 25, 2009	July 2, 2014	26,700,000	17,434,196	—	(2,155,268)	15,278,928
February 1, 2011	September 1, 2018	49,400,000	44,450,000	—	(3,300,000)	41,150,000
March 1, 2011	June 20, 2020	43,250,000	41,375,000	—	(3,000,000)	38,375,000
September 23, 2013	September 30, 2020	45,212,500	—	45,212,500	(1,263,146)	43,949,354

Total			345,352,312	45,212,500	(37,696,190)	352,868,622

Current portion of long-term debt			35,787,544			41,263,165

Long term debt			309,564,768			311,605,457

On March 1, 2011, the Company entered into a term loan with a bank to partially finance the acquisition of the two under construction LPG carriers, Gas Esco and Gas Husky. The term loan was drawn down in two tranches upon the delivery of each vessel. The first tranche amounting to $21,750,000 was drawn down on January 12, 2012 and the second tranche of $21,500,000 was drawn down on June 21, 2012.

On February 29, 2012, an amount of $791,823 was repaid on the Company’s term loan dated May 17, 2006 from the proceeds of the sale of its vessel Gas Tiny (Note 6).

On May 10, 2012, an amount of $12,826,919 was repaid on the Company’s term loan dated October 9, 2008 from the proceeds of the sale of its vessel “Gas Kalogeros” (Note 6).

On September 23, 2013, the Company entered into a term loan with a bank to partially finance the acquisition of the five LPG carriers, named “Gas Enchanted”, “Gas Alice”, “Gas Inspiration”, “Gas Ethereal” and “Sakura Symphony”, respectively, by five of the Company’s wholly owned subsidiaries. The term loan was drawn down in two tranches. The first tranche amounting to $36,762,500 was drawn down on September 30, 2013 and the second tranche amounting to $8,450,000 was drawn down on October 25, 2013.

On December 20, 2013 the Company entered into a term loan with a bank institution to partially finance the acquisition of four LPG carriers under construction, in an amount equal to (i) the lesser of $67,200,000 or 70% of the fair market value of the vessels subject to the Minimum Employment Condition being met at the delivery date of each vessel or (ii) the lesser of $62,400,000 or 65% of the fair market value of the vessels if the Minimum Employment Condition will not be met at the delivery date of each vessel. The term loan will be drawn down in four tranches upon the delivery of each vessel.

Obligations with a maturity of less than one year amounting to $31,611,307 have been presented as long-term, as the Company subsequent to December 31, 2013, refinanced these obligations on a long-term basis through the facilities available under the financing agreements that the Company entered on January 31, 2014 and on March 5, 2014 as discussed in Note 18.

The above loans are generally repayable in quarterly or semi-annual installments and a balloon payment at maturity and are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 125% to 130%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•

the Company should maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $2,300,000 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of December 31, 2013 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rates (including the margin) on the above outstanding loans for the applicable periods were:

Year ended December 31, 2011: 2.23%

Year ended December 31, 2012: 2.39%

Year ended December 31, 2013: 2.23%

Bank loan interest expense for the above loans for the years ended December 31, 2011, 2012 and 2013 amounted to $7,864,282, $9,035,248 and $7,997,247, respectively. Of these amounts, for the years ended December 31, 2011, 2012 and 2013, the amounts of $557,565, $281,484 and $819,296, respectively, were capitalized as part of advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in interest and finance costs in the consolidated statements of income.

At December 31, 2013, the Company was in compliance with all of its debt covenants.

The aggregate available unused amounts under these facilities at December 31, 2013 were $62,400,000 and the Company is required to pay a quarterly commitment fee of 0.80% per annum of the unutilized portion of the line of credit.

The annual principal payments to be made, for the fourteen loans, after December 31, 2013 are as follows:

December 31,	Amount
2014	41,263,165
2015	42,154,213
2016	86,216,093
2017	37,015,837
2018	46,226,587
Thereafter	99,992,727

Total	352,868,622

Commitment Letters: On October 31, 2013 the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $21,700,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.

On December 23, 2013 the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $22,400,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments plus a balloon payment payable together with the last installment.

11. Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to three floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $53,682,179 at December 31, 2013 (2012: $124,869,347) pursuant to which it pays fixed rates ranging from 2.77% to 4.73% and receives floating rates based on the London Interbank

Offered Rate (“LIBOR”) (approximately 0.33% at December 31, 2013). These agreements contain no leverage features and have maturity dates ranging from July 2014 to March 2016. The Company had derivatives that qualified for hedge accounting up to October 1, 2009, subsequent to which the Company discontinued hedge accounting. In accordance with ASC 815-30-40 the unrealized results accumulated in “Accumulated other comprehensive income/(loss)” for previously designated cash flow hedges, are being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

The Company may enter into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. On August 5, 2008, the Company entered into a series of foreign currency forward contracts to hedge part of its exposure to fluctuations of its anticipated cash payments in Japanese Yen relating to certain vessels under construction. Under the contracts the Company converted U.S. dollars to approximately JPY5.4 billion of cash outflows at various dates through 2011. As of and for the years ended December 31, 2012 and 2013, there were no such contracts.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the consolidated balance sheets and with respect to gains and losses on derivative positions reflected in the consolidated statements of income or in the consolidated balance sheets, as a component of accumulated other comprehensive income/(loss).

Tabular disclosure of financial instruments is as follows:

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31,
		2012		2013
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current liabilities—Fair value of derivatives	—	539,904	—	277,212
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	—	5,409,337	—	2,955,755

Total derivatives not designated as hedging instruments		—	5,949,241	—	3,232,967

The effect of derivative instruments on the consolidated statements of income for the years ended December 31, 2011, 2012 and 2013 is as follows:

Derivatives not designated as hedging instruments	Location of Gain/(Loss) Recognized	Year Ended December 31,
		2011	2012	2013
Interest Rate Swap—Reclassification from OCI	Loss on derivatives	(527,627)	54,340	67,849
Interest Rate Swap—Change in Fair Value	Loss on derivatives	2,200,415	3,452,556	2,716,274
Interest Rate Swap—Realized loss	Loss on derivatives	(5,497,478)	(4,593,154)	(2,811,593)
Foreign Currency Contract—Change in Fair Value	Loss on derivatives	(5,407,633)	—	—
Foreign Currency Contract—Realized gain	Loss on derivatives	6,300,919	—	—

Total loss on derivatives		(2,931,404)	(1,086,258)	(27,470)

During the years ended December 31, 2012 and 2013 the gains transferred from accumulated other comprehensive income/(loss) to the statement of income were $54,340 and $67,849, respectively, and during the year ended December 31, 2011, the loss transferred from accumulated other comprehensive income/(loss) to the statement of income was $527,627. The estimated net amount of existing losses at December 31, 2013, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $49,471.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the credit facilities. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2012:

Description	Fair Value as of December 31, 2012	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest Rate Swap Agreements	(5,949,241)	—	(5,949,241)	—

Total	(5,949,241)	—	(5,949,241)	—

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2013:

	Fair Value as of December 31, 2013	Fair Value Measurements Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest Rate Swap Agreements	(3,232,967)	—	(3,232,967)	—

Total	(3,232,967)	—	(3,232,967)	—

12. Common Stock and Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

The total authorized common stock of the Company is 100,000,000 shares. On October 5, 2005, the Company completed its initial public offering. It issued 8,000,000 additional shares bringing the total number of shares outstanding to 14,000,000. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

On August 7, 2006, a private placement of 400,000 newly issued shares of the Company’s common stock was completed at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006.

On July 18, 2007, the Company completed a follow-on public offering of 7,200,000 shares of common stock, par value of $0.01, for $18.00 per share. The gross proceeds from the offering amounted to $129,600,000, while the net proceeds after the underwriters’ discounts and commissions and other related expensed amounted to $121,932,958. The Company also granted the underwriters a 30 day option to purchase up to an additional 1,080,000 shares of common stock to cover any over allotments.

On August 1, 2007, the underwriters partially exercised the over-allotment option, purchasing from the Company 460,105 shares with par value of $0.01 of the Company’s common stock. The gross proceeds from the sale of these shares amounted to $8,281,890, the net proceeds after the underwriters’ discounts and commissions amounted to $7,826,386.

On March 22, 2010, the Company’s Board of Directors adopted a new stock repurchase plan for up to $15,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2010, the Company completed the repurchase of 1,205,229 shares paying an average price per share of $5.21. These shares were cancelled and removed from the Company’s capital stock. During the year ended December 31, 2011, the Company completed the repurchase of additional 551,646 shares paying an average price per share of $4.05. These shares are held as treasury stock by the Company. No shares were repurchased during the years ended December 31, 2012 and 2013.

On April 30, 2013, the Company completed a follow-on public offering of 11,500,000 shares of common stock, par value of $0.01, for $10.00 per share. The gross proceeds from the offering amounted to $115,000,000, while the net proceeds after the underwriters’ discounts and commissions and other related expenses amounted to $109,119,029.

13. Equity Compensation Plan

During 2007, the Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2013, a total of 324,766 restricted shares had been granted under the Plan since the first grant in the third quarter of 2007. There were no changes in the status of the Company’s unvested shares for the year ended December 31, 2013.

On March 18, 2008, the Company granted 9,396 of non-vested restricted shares to the Deputy Chairman of the Board and Executive Director of the Company and 16,609 restricted shares to certain employees of the Manager (a related party) under the Plan, treated as non-employees for stock based compensation recording purposes. The fair value of each share granted was $13.52 which is equal to the market value of the Company’s common stock on the day of a grant. The restricted shares vested over 3 years from the grant date, (13,003 shares on March 18, 2009, 6,501 shares on March 18, 2010 and 6,501 shares on March 18, 2011).

On November 22, 2012, the Company granted 74,761 non-vested restricted shares to the Company’s CEO, CFO, Executive and Non-Executive members of Board of Directors. The fair value of each share granted was $7.26 which is equal to the market value of the Company’s common stock on that day. The restricted shares will vest on September 30, 2014.

All unvested restricted shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2011, 2012 and 2013. As restricted share grantees retained dividends on awards that are expected vest, such dividends would have been charged to retained earnings.

The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

Management has selected the accelerated method allowed by the guidance with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers this method to better match expense with benefits received.

In addition, non-vested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service.

The stock based compensation expense for the restricted vested and non-vested shares for the years ended December 31, 2011, 2012 and 2013 amounted to $4,071, $31,268 and $292,628, respectively, and is included in the consolidated statements of income under the caption “General and administrative expenses”.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2013, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2013	74,761	7.26
Granted	—	—
Vested	—	—
Forfeited	—	—
Non-vested, December 31, 2013	74,761	7.26

The total fair value of shares vested during the year ended December 31, 2011 was $38,551, based on the closing share price at each vesting date. No shares vested during the years ended December 31, 2012 and 2013. The remaining unrecognized compensation cost amounting to $218,870 as of December 31, 2013, is expected to be recognized over the remaining period of 0.75 years, according to the contractual terms of those non-vested share awards.

14. Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share give effect to all potentially dilutive securities. All of the Company’s shares (including non-vested restricted stock issued under the Plan) participate equally in dividend distributions and in undistributed earnings.

The Company applies the two-class method of computing earnings per share (EPS) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested restricted stock and undistributed earnings allocated to non-vested stock are not deducted from net income as reported since such calculation assumes non-vested restricted stock is fully vested from the grant date.

The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2011	2012	2013
Numerator
Net income	8,549,791	28,958,487	21,217,193
Less: Undistributed earnings allocated to non-vested shares	—	(11,220)	(55,958)

Net income attributable to common shareholders, basic	8,549,791	28,947,267	21,161,235

Denominator

Weighted average number of shares outstanding, basic and diluted	20,909,154	20,552,568	28,271,746

Earnings per share, basic and diluted	0.41	1.41	0.75

The Company excluded the dilutive effect of 74,761 (2012: 74,761, 2011: 6,501) non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2013, as they were anti-dilutive.

15. Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31,
Voyage Expenses	2011	2012	2013
Port expenses	2,221,470	1,749,565	2,067,494
Bunkers	11,554,144	7,253,583	8,347,130
Commissions	3,272,922	3,304,220	3,244,939
Other voyage expenses	780,684	396,382	643,067

Total	17,829,220	12,703,750	14,302,630

	Year ended December 31,
Vessels’ Operating Expenses	2011	2012	2013
Crew wages and related costs	22,044,479	19,304,929	22,138,595
Insurance	1,410,889	1,260,289	1,667,915
Repairs and maintenance	4,940,185	3,026,513	4,243,133
Spares and consumable stores	5,886,002	5,313,053	5,757,455
Miscellaneous expenses	2,276,598	1,687,193	2,716,455

Total	36,558,153	30,591,977	36,523,553

16. Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

In addition, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

17. Commitments and Contingencies

•

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

•

As of December 31, 2013, the Company has entered into separate agreements to acquire sixteen LPG carriers which are currently under construction, and are described in Notes 3 and 5. The Company has future outstanding commitments for installment payments for these agreements as follows:

December 31	Amount
2014	78,947,543
2015	176,072,600

255,020,143

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, long-term time and bareboat charter contracts as of December 31, 2013, amount to $94,173,667 during 2014, $41,461,547 during 2015, $20,118,224 during 2016 and $2,231,500 during 2017. These amounts do not include any assumed off-hire. Of these amounts, $9,814,000 for the year ending 2014, $9,814,000 for the year ending 2015, $7,412,400 for the year ending 2016 and $2,023,500 for the year ending 2017 relate to time charter agreements with Emihar Petroleum Inc. discussed in Note 3.

18. Subsequent Events

(a)	On January 8, 2014, the Company entered into a memorandum of agreement to acquire one LPG carrier under construction, which is scheduled to be delivered in the first quarter of 2015. The total consideration payable for this vessel amounts to JPY1,600,000,000 (approx. $15,206,235 based upon the USD/JPY exchange rate of $1.00/JPY 105.22). The Company paid advances of JPY400,000,000 ($3,844,508) during the first quarter of 2014.

(b)	On January 27, 2014, the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $22,750,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment.

(c)	On January 29, 2014, the Company signed a commitment letter with a bank to partially finance the acquisition of one LPG carrier on its delivery. The aggregate committed term loan is up to $13,325,000 and will be drawn down in one tranche upon the delivery of the vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment.

(d)	On January 31, 2014, the Company signed a commitment letter with a bank to partially finance the acquisition of one LPG carrier on its delivery and to refinance the existing term loan dated June 25, 2009. The aggregate committed term loan is up to $30,000,000 and will be drawn down in three tranches. The two tranches will be drawn down within 15 days of the signing date of the facility agreement and the third tranche will be drawn down upon the delivery of the vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment. On April 25, 2014, an amount of $14,201,294 was drawn down of which $1,335,000 is payable in 2014.

(e)	On February 14, 2014, the Company completed a registered offering of 3,398,558 shares of common stock, par value of $0.01, for $9.71 per share. The gross proceeds from the offering amounted to $32,999,998, while the net proceeds after the underwriters’ discounts and commissions amounted to $32,174,998.

(f)	On March 5, 2014, the Company signed a commitment letter with a bank to refinance the existing term loan dated February 18, 2009. The aggregate committed term loan is up to $20,400,000 and will be drawn down in one tranche at the signing date of the facility agreement. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty four consecutive quarterly installments plus a balloon payment payable together with the last installment. On April 14,2014, an amount of $19,845,013 was drawn down of which $1,100,000 is payable in 2014.

(g)	On March 24, 2014, the Company entered into a term loan with a bank institution to partially finance the acquisition of three LPG carriers under construction, in an amount up to $52,500,000. The term loan will be drawn down in three tranches upon the delivery of each vessel and the first tranche amounting to $17,150,000 was drawn down on March 31, 2014.

(h)	On March 28, 2014, the Company paid the delivery installment amounting to $18,750,000 and took delivery of the vessel “Eco Stream”.

(i)	On April 1, 2014, the Company signed contract with a Japanese shipbuilding yard for the construction of one LPG carrier at a contract price of JPY2,310,000,000 (approx. $22,420,654 based upon the USD/JPY exchange rate of $1.00/JPY 103.03). The vessel is scheduled to be delivered in the third quarter of 2015. The Company paid advance of JPY231,000,000 ($2,277,882) during the second quarter of 2014.

Exhibit 12.1

CERTIFICATIONS

I, Harry N. Vafias, certify that:

1.	I have reviewed this annual report on Form 20-F of StealthGas Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have;

a.)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.)	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.)	disclosed in this annual report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a.)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: April 29, 2014

/s/ Harry N. Vafias
Harry N. Vafias
President and Chief Executive Officer

Exhibit 12.2

CERTIFICATIONS

I, Harry N. Vafias, certify that:

1.	I have reviewed this annual report on Form 20-F of StealthGas Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have;

a.)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.)	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.)	disclosed in this annual report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a.)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: April 29, 2014

/s/ Harry N. Vafias
Harry N. Vafias
Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of StealthGas Inc. (the “Company”) for the fiscal year ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned officer of the Company hereby certifies to the undersigned’s knowledge, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 29, 2014

/s/ Harry N. Vafias
Harry N. Vafias
President and Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of StealthGas Inc. (the “Company”) for the fiscal year ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned officer of the Company hereby certifies to the undersigned’s knowledge, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 29, 2014

/s/ Harry N. Vafias
Harry N. Vafias
Chief Financial Officer

Corporate Directory

Directors and Executive Officers

Michael G Jollife

Chairman of the Board

Chairman Wigham Richardson Group

Harry N. Vafias

Chief Executive Officer

Chief Financial Officer

StealthGas Inc.

Markos Drakos

Director

Chief Executive Officer

Markos Drakos Consultants

Lambros Babilis

Deputy Chairman, Executive Director

Stealth Maritime Corp

John Kostoyannis

Director

Managing Director

Allied Shipbroking

Corporate Communications

Stavros Papantonopoulos

Finance Manager

Stealthgas Inc.

331 Kifissias Avenue,

Kifisia, 14561, Greece

Tel: +30 210 62 50 001

info@stealthgas.com

Corporate Office

StealthGas Inc.

331 Kifissias Avenue Kifissia, 14561 Greece Tel.: +30 210 62 50 001

Transfer Agent

American Stock Transfer & Trust Company

6201 15th Avenue

Brooklyn, NY 11219

Tel: +1 212 446 4800

Legal Counsel

Morgan Lewis and Bockius

101 Park Avenue

New York, NY 10178

Tel: +1 212 309 6050

Independent Auditors

Deloitte

(Hadjipavlou Sofianos & Cambanis S.A)

3a Fragoklissias & Granikou str.

Marousi 15125, Athens Greece

Stock Listing

StealthGas Inc.’s common stock is traded on

the Nasdaq Global Select Market under

the symbol GASS

Website

Corporate Investor information, Press releases,

fleet information and SEC filings may be

obtained through our website at

www.stealthgas.com

Forward-looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

StealthGas Inc

www.stealthgas.com

331 Kifisias Avenue,

Kifisias 145 61, Greece

Tel.: +30 210 6250001/16,

Fax: +30 210 6250018/19

e-mail: info@stealthgas.com